SEARS CANADA INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN

That the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of Sears Canada Inc. (the "Corporation") will be held in Room 5B1 (Fifth Floor), 290 Yonge Street, Suite 700, Toronto, Ontario, on Thursday, April 25, 2013 at 8:00 a.m., Eastern time, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended February 2, 2013 and the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix the auditors’ remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Toronto, Ontario
March 14, 2013

By order of the Board of Directors.

Franco Perugini Associate General Counsel and Corporate Secretary

Shareholders who are unable to be present at the Meeting are requested to complete the enclosed form of proxy. Completed proxies must be returned to CIBC Mellon Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416) 368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(866)230-6364 (within Canada and the United States); or (iv) via the Internet at http://www.proxypush.ca/scc by 5:00 p.m. (Eastern time) on April 24, 2013, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.

SEARS CANADA INC.
MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

Page
1. INFORMATION ON VOTING AND PROXIES.......................................................................................	3

1.1 Solicitation of Proxies.....................................................................................................................................	3
1.2 Record Date...................................................................................................................................................	3
1.3 Notice-and-Access.........................................................................................................................................	3
1.4 Appointment of Proxies .................................................................................................................................	4
1.5 Revocation of Proxies....................................................................................................................................	5
1.6 Voting of Proxies............................................................................................................................................	5
1.7 Majority Voting...............................................................................................................................................	5
1.8 Share Capital and Principal Shareholders.....................................................................................................	5

2. BUSINESS OF THE ANNUAL MEETING............................................................................................	6

2.1 Financial Statements ....................................................................................................................................	6
2.2 Election of Directors.......................................................................................................................................	6
2.2.1 Definition of Independent Director........................................................................................................	7
2.2.2 Background Information on Proposed Directors..................................................................................	7
2.2.3 Cease Trade Orders and Bankruptcies................................................................................................	11
2.3 Appointment of Auditors.................................................................................................................................	12
2.4 Shareholder Proposals..................................................................................................................................	12

3. EXECUTIVE COMPENSATION.............................................................................................................	13

3.1 Compensation Discussion and Analysis........................................................................................................	13
3.1.1 Compensation Philosophy....................................................................................................................	13
3.1.2 Human Resources and Compensation Committee..............................................................................	14
3.1.3 Composition of HRCC..........................................................................................................................	15
3.1.4 Compensation Structure and Mix.........................................................................................................	15
3.1.5 Fixed Compensation............................................................................................................................	17
3.1.6 At-Risk Performance Based Compensation.........................................................................................	18
3.1.7 Equity Compensation Plan Information................................................................................................	22
3.1.8 Discretionary Compensation................................................................................................................	23
3.1.9 Looking Ahead to 2013.........................................................................................................................	23
3.2 Report on President and Chief Executive Officer Compensation..................................................................	23
3.2.1 Philosophy and Governance................................................................................................................	23
3.2.2 Compensation......................................................................................................................................	23
3.3 Compensation of Named Executive Officers.................................................................................................	24
3.4 Pension Plans................................................................................................................................................	26
3.4.1 Amendments to the Pension Plans......................................................................................................	26
3.4.2 Entitlements Under the SRRP and the SRP.........................................................................................	27
3.5 Termination and Change of Control Benefits.................................................................................................	27
3.6 Performance Graph.......................................................................................................................................	32

3.7 Director Compensation..................................................................................................................................	33
3.7.1 Compensation Earned..........................................................................................................................	33
3.7.2 Director Compensation Table...............................................................................................................	34
3.7.3 Equity-Based Compensation Programs...............................................................................................	34
3.8 Indebtedness of Directors, Executive Officers and Employees.....................................................................	35

4. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS...........................................	35

5. CORPORATE GOVERNANCE..............................................................................................................	35

5.1 Overview........................................................................................................................................................	35
5.2 Board of Directors..........................................................................................................................................	36
5.2.1 Composition.........................................................................................................................................	36
5.2.2 Chairman of the Board and Lead Director...........................................................................................	36
5.2.3 Meetings of the Independent Directors................................................................................................	36
5.2.4 Attendance at Board and Committee Meetings....................................................................................	37
5.3 Board Mandate..............................................................................................................................................	37
5.4 Position Descriptions.....................................................................................................................................	37
5.5 Orientation and Continuing Education...........................................................................................................	37
5.6 Ethical Business Conduct..............................................................................................................................	37
5.7 Disclosure, Confidentiality and Insider Trading Policy...................................................................................	38
5.8 Board Committees.........................................................................................................................................	39
5.8.1 Audit Committee...................................................................................................................................	39
5.8.2 Human Resources and Compensation Committee..............................................................................	39
5.8.3 Governance Committee.......................................................................................................................	41
5.8.4 Investment Committee.........................................................................................................................	42
5.9 Normal Course Issuer Bid.............................................................................................................................	42
5.10 Directors’ and Officers’ Liability Insurance...................................................................................................	43

6. ADDITIONAL INFORMATION...............................................................................................................	43

7. DIRECTORS' APPROVAL.....................................................................................................................	43

Appendix “A” – Mandate of the Board of Directors of Sears Canada Inc. .................................................................	44

1.	INFORMATION ON VOTING AND PROXIES

1.1	Solicitation of Proxies

This management proxy circular (the “Circular”) and the information contained herein are furnished in connection with a solicitation of proxies by or on behalf of the management of Sears Canada Inc. (the “Corporation” or “Sears Canada”) for use at the annual meeting of shareholders (the “Meeting”) called for Thursday, April 25, 2013 at 8:00 a.m., Eastern time, and any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by executive officers or employees of the Corporation. The cost of the solicitation will be paid by the Corporation.

Unless otherwise stated, the information contained in the Circular is current as of March 14, 2013 and all dollar amounts are in Canadian dollars.

1.2	Record Date

The board of directors of the Corporation (the “Board”) has fixed March 14, 2013 as the record date (the “Record Date”) for determining the holders (the “Shareholders”) of common shares in the capital of the Corporation (the “Shares”) who are entitled to receive notice of, and vote at, the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

1.3	Notice-and-Access

The Corporation has elected to take advantage of the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”) which came into force on February 11, 2013. Notice-and-Access are a new set of rules that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and additional materials online, for certain Shareholders. In accordance with Notice-and-Access, the Corporation has delivered a proxy form, or voting instruction form in the case of Non-Registered Holders (as defined below), and a Notice-and-Access notification to Shareholders outlining relevant dates and matters to be discussed at the Meeting (the “N&A Proxy-Related Materials”), to each Shareholder that has consented to electronic delivery of shareholder communications. The Notice of Meeting, the Circular, and Annual Report (collectively, the “Proxy-Related Materials”) have been made available to Shareholders at the website: http://cnw.ca/NlL8L5, and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and at the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Non-Registered Holders who have requested to receive Proxy-Related Materials and have consented to electronic delivery, and Registered Shareholders who have consented to electronic delivery, will receive paper copies of a Notice-and-Access notification to Shareholders and a voting form and the other Proxy-Related Materials through Notice-and-Access. All other Non-Registered Holders who have requested to receive Proxy-Related Materials and all other Registered Shareholders will receive paper copies of the Proxy-Related Materials.

The Corporation will not directly send the Proxy-Related Materials to Non-Objecting Beneficial Owners. Management of the Corporation does intend to pay for intermediaries to forward the Proxy-Related Materials to Objecting Beneficial Owners.

Should Shareholders wish to receive paper copies of the Proxy-Related Materials, they may contact the Corporation by calling the following toll-free telephone number: 1 (888)433-6443.

1.4	Appointment of Proxies

You are a “Registered Shareholder” if your Shares are registered in your name and: (a) you have a share certificate; or (b) you hold your Shares through direct registration in the United States. If a Registered Shareholder does not plan to attend the Meeting, he or she may:

(1)	authorize the persons named in the proxy to vote his or her Shares by completing, signing and dating the enclosed proxy form and returning it in the envelope provided; or

(2)
appoint some other person to attend and act on the Shareholder’s behalf at the Meeting, including to vote the Shares on his or her behalf, by writing the name of that person in the space provided on the enclosed proxy form, signing and dating the proxy and returning it in the envelope provided.

Completed proxies, for Registered Shareholders, must be returned to CIBC Mellon Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416) 368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(866) 230-6364 (within Canada and the United States); or (iv) via the Internet at http://www.proxypush.ca/scc, by 5:00 p.m., Eastern time, on April 24, 2013 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time on the business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

CIBC Mellon Trust Company independently counts and tabulates proxies to preserve the confidentiality of individual votes. Proxies are referred to the Corporation only in cases where a Shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy, or where it is necessary to meet applicable legal requirements.

Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”), such as a broker, custodian, nominee or fiduciary, that the Non-Registered Holder deals with in respect of the Shares; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation).

The Corporation has distributed the Proxy-Related Materials and the N&A Proxy-Related Materials, to the Intermediaries for onward distribution to Non-Registered Holders, as appropriate. Intermediaries are required to forward the Proxy-Related Materials or the N&A Proxy-Related Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications Solutions, Canada) to forward the Proxy-Related Materials and the N&A Proxy-Related Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive the Proxy-Related Materials will either:

(i)	receive a voting instruction form; or

(ii)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.

Non-Registered Holders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instruction forms permit the completion of the voting instruction form online or by telephone. A Non-Registered Holder wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the names of the persons named in the proxy and insert the Non-Registered Holder's name in the space provided.

1.5	Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke the proxy at any time by:

(a)	completing and signing a proxy bearing a later date and delivering it to CIBC Mellon Trust Company as described above; or

(b)	delivering a written statement, signed by the Shareholder or the Shareholder’s attorney, to:

i.
the Office of the Secretary of the Corporation at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 at any time up to and including 5:00 p.m., Eastern time, on April 24, 2013 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time, on the business day preceding the day of the adjourned or postponed Meeting; or

ii.	the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)    in any other manner permitted by law.

If you are a Non-Registered Holder, you should contact your Intermediary through which you hold your Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

1.6     Voting of Proxies

All Shares represented by a properly executed proxy will be voted, or withheld from voting, in accordance with the instructions of the Shareholder specified on the proxy and on any ballot that may be called for at the Meeting. If the Shareholder does not specify how he or she wishes the votes cast, the person named on the proxy will vote the Shares for the election of the proposed director nominees listed in this Circular and for the appointment of auditors and the authorization of the directors to fix the auditors’ remuneration. The proxyholder has discretionary authority with respect to amendments or variations to the matters identified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof. As at the date of the Circular, the management of the Corporation is not aware of any such amendments, variations or other matters.

1.7    Majority Voting

In May 2008, the Board adopted the practice of majority voting. Shareholders have the option of voting for or withholding votes from a director that has been nominated for election. The majority voting practice dictates that if the majority of the votes received by a director are withheld votes, those votes would count as “No” votes and the director would be required to tender his/her resignation to the Board. The Board would then consider the resignation prior to making a decision on accepting the resignation.

1.8	Share Capital and Principal Shareholders

The authorized share capital of the Corporation consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at March

14, 2013, there are currently no Class 1 Preferred Shares outstanding. As at March 14, 2013, the issued and outstanding share capital of the Corporation consists of 101,877,662 Shares, listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SCC”.

Each Share registered is entitled to one vote at the Meeting or any adjournment or postponement thereof. Each matter to be voted on at the Meeting must be approved by a majority of the votes cast.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies that beneficially own, or control or direct, directly or indirectly, more than 10% of the Shares, according to the insider reports filed on the System for Electronic Disclosure by Insiders (“SEDI”) are Sears Holdings Corporation (“Sears Holdings”), the beneficial owner of 51,962,391 Shares, representing approximately 51% of the outstanding Shares, ESL Investments, Inc., a private investment firm, the owner of 17,725,280 Shares representing approximately 17.4% of the outstanding Shares, and Edward S. Lampert, the owner of 10,433,088 Shares representing approximately 10.24% of the outstanding Shares.

2.    BUSINESS OF THE ANNUAL MEETING

2.1	Financial Statements

The audited consolidated financial statements of the Corporation for the 53-week period ended February 2, 2013 (“Fiscal 2012”) and the auditors' report thereon will be placed before the Meeting. They are included in the 2012 Annual Financial Statements which are available on SEDAR at www.sedar.com, the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov and the website at http://cnw.ca/NlL8L5.

2.2        Election of Directors

The Corporation’s articles of incorporation provide for the Board to consist of a minimum of seven and a maximum of 20 directors, with the number of directors within such limits to be determined by the Board. The current size of the Board has been fixed at eight directors. Five of the current eight directors, namely E.J. Bird, William C. Crowley, William R. Harker, Donald C. Ross and Calvin McDonald, are “Non-Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”) and the other three current directors, namely R. Raja Khanna, James McBurney, and Deborah E. Rosati, are “Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”). The Nominating and Corporate Governance Committee of the Board (the “Governance Committee”) is responsible for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors. The Governance Committee bases its review of Board candidates on skill sets as outlined in the Governance Committee charter.

During the second quarter of 2012, Management of the Corporation assisted the Governance Committee in identifying a list of prospective candidates for a new director. The Governance Committee, having carefully reviewed the credentials of a prospective candidate, Donald C. Ross, recommended to the Board that he be nominated as a director and on May 18, 2012, Mr. Ross was elected a member of the Board.

On May 21, 2012, Deidra C. Merriwether advised the Board of her resignation effective immediately. The Board expressed its gratitude to Ms. Merriwether, who served diligently on the Board since 2007.

Having approved the recommendation of the Governance Committee, the Board proposes that the eight persons listed in the table under Section 2.2.2 – “Background Information on Proposed Directors” be nominated for election or re-election to the Board (the “Proposed Directors”). The persons named in the enclosed form of proxy intend to vote for the election of the persons indicated as nominees. The persons proposed for nomination will hold office until the Corporation’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Proposed Directors are, in the opinion of the Board, well qualified to act as directors. The Board does not contemplate that any of the Proposed Directors will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another properly qualified nominee at their discretion. The Corporation’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

2.2.1	Definition of Independent Director

The definition of “Independent Director” is derived from National Instrument 52-110 – Audit Committees, as amended, of the Canadian Securities Administrators (“NI 52-110”). For the purpose of determining independence, a director is an “Independent Director” if he or she has no direct or indirect material relationship with the Corporation or any of its affiliates, including Sears Holdings. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. A “Non-Independent Director” is a director who is not an Independent Director. For additional information on the Independent and Non-Independent Directors, refer to Section 5.2.1 – “Composition”.

2.2.2    Background Information on Proposed Directors

The following table sets forth the names and background information of the Proposed Directors, including, as applicable, their principal occupations, the election date of the Proposed Director, their current Board committee memberships, their Board and committee attendance record and the number of Shares and common shares of Sears Canada and Sears Holdings which are beneficially owned, or controlled or directed, directly or indirectly, by each of the Proposed Directors. As at the date of the Circular and to the knowledge of the Corporation, the only interlocking directorship between the Proposed Directors is that between E.J. Bird and William R. Harker. Both Mr. Bird and Mr. Harker are directors of Sears Hometown and Outlet Stores Inc. Interlocking directorships arise when directors of one public issuer sit together on the boards of other public issuers.

E. J. BIRD

Interim Chief Financial Officer
of the Corporation

Age: 50

Non-Independent Director
(residing in South Carolina, USA)

Director since: May 2006

Sears Canada Shareholdings
2012: Nil
2011: Nil
2010: 500 Shares
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares: Nil

E. J. Bird is currently the Interim Chief Financial Officer of the Corporation and assumed this position on March 12, 2013. Prior to this appointment, Mr. Bird was a private investor. Mr. Bird is also the President of Overflow Ministries, a not-for-profit organization, and has held this position since 2003. Mr. Bird served as an analyst for Levine Investments from 2002 to 2010 and as Chief Financial Officer of ESL Investments, Inc. from 1991 to 2002. Mr. Bird is a director of GWR Global Water Resources Corp. and Sears Hometown and Outlet Stores Inc.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of 12	100%	AUD (Chair) INV	6 of 6 4 of 4	100% 100%
AUD: Audit Committee
INV: Investment Committee
Mr. Bird served on the Audit Committee for Fiscal 2012 until his appointment as Interim Chief Financial Officer of the Corporation on March 12, 2013.

DIRECTOR EXPERTISE

Mr. Bird brings a wealth of financial knowledge to the Board and has extensive expertise with respect to financial matters. Mr. Bird holds a Bachelor's degree in Business Administration (Accounting), summa cum laude, from Baylor University and a Master in Business Administration degree from Stanford Graduate School of Business. Mr. Bird is licensed as a Certified Public Accountant.

WILLIAM C. CROWLEY
Chairman of the Board
Managing Member
CRK Capital Partners, LLC
(private investment firm)

Age: 55

Non-Independent Director
(residing in New York, USA)

Director since: March 2005

Sears Canada Shareholdings
2012: Nil
2011: Nil
2010: Nil
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares: Nil

William C. Crowley is currently the Managing Member of CRK Capital Partners, LLC, a private investment firm. From January 1999 through May 2012, Mr. Crowley served as President and Chief Operating Officer of ESL Investments, Inc., a private investment firm. He served as Executive Vice-President of Sears Holdings from March 2005 until January 2011 and as Chief Administrative Officer of Sears Holdings from September 2005 until January 2011. He also served as the Chief Financial Officer of Sears Holdings from March 2005 until September 2006 and from January 2007 until October 2007. Mr. Crowley is the Chairman of the Board of Orchard Supply Hardware Stores Corporation.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of 12	100%	HRC (Chair) INV	3 of 3 4 of 4	100% 100%
HRC: Human Resources and Compensation Committee
INV: Investment Committee

DIRECTOR EXPERTISE

Mr. Crowley is the Chairman of the Board and has considerable experience with the management of retail organizations, having held senior positions with both Sears Holdings and Kmart Holding Corporation. Mr. Crowley completed his undergraduate and law degree at Yale University and holds a Master's Degree from the University of Oxford.

WILLIAM R. HARKER
Principal
The Harker Group LLC
(consulting firm)

Age: 40

Non-Independent Director
(residing in New Jersey, USA)

Director since: November 2008

Sears Canada Shareholdings
2012: 4,314 Shares
2011: Nil
2010: Nil
Sears Holdings Shareholdings
2012: 4,719

Dollar Amount of Sears Canada Shares: $40,983

[1]Dollar amount calculated using the Corporation's share price on the Toronto Stock Exchange as at the close of trading on the last business day of the Corporation's financial year end (February 2, 2013), being $9.50, and multiplying that price by the number of Shares held by each individual director.

William R. Harker founded and has served as principal of The Harker Group LLC, a consulting firm, since August 2012. Mr. Harker currently provides consulting services to Sears Holdings. Mr. Harker served as an officer of Sears Holdings from September 2005 until August 2012. From February 2011 until June 2012, Mr. Harker was the Executive Vice-President and General Counsel of ESL Investments, Inc. He joined Sears Holdings as Vice-President and Chief Counsel in September 2005 and became Vice-President, Acting General Counsel and Corporate Secretary in January 2006. In April 2006, Mr. Harker was elected Senior Vice-President, Acting General Counsel and Corporate Secretary. He served as Sears Holdings' General Counsel and Corporate Secretary from December 2006 to May 2010 and also served as its Senior Vice-President, Human Resources, from February 2008 to August 2009. Mr. Harker is a Trustee on the national Board of Trustees of the March of Dimes Foundation and serves as Chairman of the Board of Sears Hometown and Outlet Stores Inc.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of 12	100%	HRC INV (Chair)	3 of 3 4 of 4	100% 100%
HRC: Human Resources and Compensation Committee
INV: Investment Committee

DIRECTOR EXPERTISE

Mr. Harker brings a wealth of legal knowledge to the Board having held numerous senior legal roles at Sears Holdings. Mr. Harker holds a law degree from the University of Pennsylvania Law School and a business administration degree from West Virginia University.

R. RAJA KHANNA
Chief Executive Officer
Blue Ant Media Inc.
(media-related company)

Age: 40

Independent Director
(residing in Ontario, Canada)

Director since: October 2007

Sears Canada Shareholdings
2012: 2,620 Shares
2011: 2,620 Shares
2010: 2,620 Shares
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares[1]: $24,980

[1]Dollar amount calculated using the Corporation's share price on the Toronto Stock Exchange as at the close of trading on the last business day of the Corporation's financial year end (February 2, 2013), being $9.50, and multiplying that price by the number of Shares held by each individual director.

R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004. Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue Ant Media Inc.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of 12	100%	AUD GOV (Chair)	6 of 6 2 of 2	100% 100%
AUD: Audit Committee
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Mr. Khanna's experience with digital media technologies and his entrepreneurial expertise make him an asset to the Board. Mr. Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto.

JAMES MCBURNEY
Chief Executive Officer
White Tiger Gold Ltd.
(gold-mining company)

Age: 54

Independent Director
(residing in London, United Kingdom)

Director since: April 2010

Sears Canada Shareholdings
2012: 1,525 Shares
2011: 1,525 Shares
2010: 1,525 Shares
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares[1]: $14,487

[1]Dollar amount calculated using the Corporation's share price on the Toronto Stock Exchange as at the close of trading on the last business day of the Corporation's financial year end (February 2, 2013), being $9.50 and multiplying that price by the number of Shares held by each individual director.

James McBurney is the Chief Executive Officer of White Tiger Gold Ltd. and assumed this position in July 2012. From September 2010 to July 2012, Mr. McBurney was the Chief Executive Officer of HCF International Advisers Limited. Prior to holding this position, Mr. McBurney was a private investor who was focused on the metals and mining sector. From 2005 to 2008, Mr. McBurney was the Chief Executive Officer of JNR (UK) Limited. Mr. McBurney is currently a director of White Tiger Gold Ltd., Ruspetro PLC and Atlantic Sea Island Group LLC.

Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of 12	100%	AUD GOV	6 of 6 2 of 2	100% 100%
AUD: Audit Committee
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Mr. McBurney's vast knowledge of the business, finance and investment sectors makes him an asset to the Board. Mr. McBurney holds a Master in Business Administration degree from Harvard Business School and a Bachelor of Arts degree cum laude from Yale College.

CALVIN MCDONALD
President and Chief Executive Officer of the Corporation

Age: 41

Non-Independent Director
(residing in Ontario, Canada)

Director since: June 2011

Sears Canada Shareholdings
2012: Nil
2011: Nil
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares: Nil
.

Calvin McDonald was appointed as the President and Chief Executive Officer and as a director, of the Corporation in June 2011. Prior to joining the Corporation, Mr. McDonald held the position of Executive Vice-President, Conventional Division of Loblaw Companies Limited since January 2011 and was the Executive Vice-President, Marketing, CRM - Brands and Corporate Strategy of Loblaw Companies Limited, from January 2010 to December 2010. From April 2007 to January 2010, Mr. McDonald held the position of Senior Vice-President, Grocery Business Unit of Loblaw Companies Limited. Mr. McDonald also held the position of Vice-President, Merchandising & Marketing, No Frills Division of Loblaw Companies Limited from February 2005 to April 2007.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of 12	100%	N/A	N/A	N/A
Note: Mr. McDonald is not a member of any of the Committees.

DIRECTOR EXPERTISE
Mr. McDonald has been in the retail business for over 18 years. In his previous roles with Loblaw Companies Limited, Mr. McDonald oversaw $10 billion in revenue and achieved a number of operational successes. Mr. McDonald's extensive knowledge of the retail industry makes him an asset to the Board and the Corporation. Mr. McDonald holds a Bachelor of Science degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto.

DEBORAH E. ROSATI
Corporate Director and Advisor

Age: 51

Independent Director
(residing in Ontario, Canada)

Director since: April 2007

Sears Canada Shareholdings
2012: 2,600 Shares
2011: 2,600 Shares
2010: 2,600 Shares
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares[1]: $24,700

[1]Dollar amount calculated using the Corporation's share price on the Toronto Stock Exchange as at the close of trading on the last business day of the Corporation's financial year end (February 2, 2013), being $9.50, and multiplying that price by the number of Shares held by each individual director.

Deborah E. Rosati, FCA, ICD.D is a Corporate Director and Advisor focused on corporate governance and corporate strategy for emerging companies. From 2001 to March 2012, Ms. Rosati was the president of RosatiNet, Inc., a management consulting firm. Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently the chair of the Board of Karma Athletics Ltd. and a member of the board of directors of the National Ballet School of Canada.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
12 of12	100%	AUD HRC GOV	6 of 6 3 of 3 2 of 2	100% 100% 100%

DIRECTOR EXPERTISE

Ms. Rosati's experience in financial, operational and strategic management roles in the Canadian market makes her a valuable member of the Board. Ms. Rosati holds an Honours Bachelor's degree in Business Administration from Brock University and is a Fellow Chartered Accountant and certified Director, ICD.D (2008).

DONALD C. ROSS
Partner
Osler, Hoskin & Harcourt LLP
(law firm)

Age: 66

Non-Independent Director
(residing in Ontario, Canada)

Director since: May 2012

Sears Canada Shareholdings
2012: Nil
Sears Holdings Shareholdings
2012: Nil

Dollar Amount of Sears Canada Shares: Nil
Donald C. Ross is a Partner with the law firm of Osler, Hoskin & Harcourt LLP Limited and has held this position since June 1988. Board and Committee Attendance:
Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
9 of 9	100%	HRC GOV	0 of 0 0 of 0	N/A N/A
HRC: Human Resources and Compensation Committee
GOV: Nominating and Corporate Governance Committee

Mr. Ross was appointed to the Board in May 2012, and to the HRC and GOV after the last scheduled meetings for those Committees for Fiscal 2012.

DIRECTOR EXPERTISE

Mr. Ross' vast knowledge of corporate governance matters and strategic legal issues makes him an asset to the Board. Mr. Ross holds a Bachelor of Laws degree from Osgoode Hall Law School, a Master in Science (Economics) from the London School of Economics and a Bachelor of Arts degree from the University of Toronto. Mr. Ross is a member of the Law Society of Upper Canada and the International Bar Association.

Deidra C. Merriwether ceased to be a director of the Board effective May 21, 2012. Ms. Merriwether attended all Board and Committee meetings up until May 21, 2012, with an attendance record of 100%.

2.2.3    Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, except as hereinafter described, no Proposed Director of the Corporation is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and which was issued while that person was acting in that capacity, or (ii) was subject to an order that was issued after the Proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the Proposed Director.

In 2009, the shareholders of JNR (UK) Limited, a company of which James McBurney was chief executive officer, voluntarily liquidated the company with enough assets to pay all creditors in full.

On August 8, 2006, a cease trade order (the “Order”) was issued by the Ontario Securities Commission against SHLD Acquisition Corp. (“SHLD”), a wholly-owned indirect subsidiary of Sears Holdings, in connection with its offer to purchase any and all of the outstanding Shares of the Corporation, other than Shares already held by SHLD and its affiliates, for $18.00 per Share pursuant to an Offer to Purchase dated February 9, 2006 and accompanying circular, as amended (the “Offer”). The Order prohibited SHLD from taking up and paying for Shares deposited under the Offer until certain disclosure with respect to the Offer was made, including disclosure regarding certain Shares being excluded from the calculation of the majority of the minority approval required in connection with a proposed subsequent acquisition transaction. Pursuant to a Notice of Variation and Change in Information dated November 16, 2006, SHLD amended the Offer to comply with the terms of the Order. The Offer expired on November 27, 2006. The Order applies to any other offer that may be made for Shares of the Corporation by Sears Holdings, or any affiliate thereof, with respect to the Shares held by certain Shareholders. William R. Harker and William C. Crowley, Chairman of the Board, are former directors of SHLD.

2.3	Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP, Chartered Accountants, as auditors of the Corporation, at a remuneration to be fixed by the directors, to hold office until the next annual meeting of Shareholders. Deloitte LLP have served as auditors of the Corporation since 1984. In accordance with its mandate, the Audit Committee of the Board (the “Audit Committee”) regularly examines the scope of all services provided by the auditors to the Corporation. In order to enhance such examination and assess the independence of the auditors, the Board has adopted a policy which establishes the scope of the auditors’ services and requires the Audit Committee to pre-approve all services provided by Deloitte LLP. This policy outlines the services which are audit and audit-related, non-audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the auditors cannot exceed 50% of the total audit and audit-related fees per annum without the pre-approval of the Audit Committee.

Fees paid or accrued, with the approval of the Board, in connection with the services rendered by Deloitte LLP in Fiscal 2012 (being the 53-week period ended February 2, 2013) and Fiscal 2011, (being the 52-week period ended January 28, 2012) were as follows:

External Auditor Service Fees	Fiscal 2012	Fiscal 2011
Audit Fees[1]	$1,625,330	$1,564,860
Audit-Related Fees[2]	$1,080,574	$572,963
Tax Fees[3]	Nil	Nil
All Other Fees[4]	$39,189	$24,072
Total	$2,745,093	$2,161,895

[1]
Includes fees for professional services provided in conjunction with the audit of the Corporation’s financial statements, review of the Corporation’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

[2]
Includes fees for assurance and related professional services primarily related to the audit of associate benefit plans, services provided to ensure compliance with new regulatory requirements and standards, and services related to the partial spin-off of the Corporation by Sears Holdings.

[3]	Includes fees for professional services provided related to tax compliance, tax planning, and other tax advice.

[4]	All other fees, if any, consist of permissible work performed by Deloitte LLP which is not included in the categories above.

2.4        Shareholder Proposals

Pursuant to the Canada Business Corporations Act (“CBCA”), proposals by Shareholders to be considered for inclusion in the management proxy circular for the 2013 annual meeting of Shareholders must be received by the Office of the Secretary of the Corporation by December 13, 2013.

3.    EXECUTIVE COMPENSATION

3.1	Compensation Discussion and Analysis

The Corporation’s commitment to improving the lives of its customers by providing quality services, products and solutions that earn their trust and create lifelong relationships is contingent upon the Corporation’s ability to successfully attract, motivate and retain highly talented executive officers who are committed to the Corporation’s vision, mission and values. The Corporation firmly believes that its executive compensation strategy is in-line with attracting and retaining executive officers who successfully contribute to the Corporation’s accomplishments. During Fiscal 2012, the Corporation sought out and promoted top talent, including the appointment of a new Executive Vice-President and Chief Operating Officer and the appointment of several senior executives.

This Compensation Discussion and Analysis (“CD&A”) describes and explains the elements of compensation awarded to, earned by, paid to or made payable to the Corporation’s named executive officers, as defined in Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations (the “Executive Compensation Rules”) for Fiscal 2012. The Executive Compensation Rules require the Corporation to provide specific disclosure on the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation who served as executive officers during Fiscal 2012 and whose total compensation, individually, was more than $150,000 and any individual satisfying any of the foregoing criteria but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (“Named Executive Officer” or “NEO”).

This CD&A discusses the Corporation’s compensation philosophy, plan designs, objectives, and the decisions for the following Named Executive Officers by the Human Resources and Compensation Committee of the Board (“HRCC”):

Calvin McDonald, President and Chief Executive Officer
Sharon Driscoll, Former Senior Vice-President and Chief Financial Officer (until January 2013)
Douglas Campbell, Executive Vice-President and Chief Operating Officer
Peter Kalen, Executive Vice-President, Financial Services
Neil Curran, Senior Vice-President, Retail Store Operations
Thomas Fitzgerald, Former Executive Vice-President and Chief Administrative Officer (until October 2012)

3.1.1 Compensation Philosophy

The HRCC’s compensation philosophy is principled on the Corporation’s executive compensation being:

•Aligned with the goals of the Corporation;

•	Aligned with the goals and interests of the Shareholders; and

•	Able to attract, motivate and retain qualified, experienced executives for the Corporation.
The Corporation’s executive compensation programs are established and designed to:

•Provide a competitive total rewards package;
•Reward executives for corporate performance; and
•Support business objectives.
The compensation programs for the executive officers are pay-for-performance based, with direct-line-of-sight to corporate and individual performance.

Executive Peer Group

The Corporation’s target level of total compensation is a median position in the market of twenty Canadian companies selected because they are comparable in size, revenue, and business to the Corporation. This group of comparator companies in retail and general industry, as listed immediately below, was reviewed to ensure that employment positions within both industries are comparable to the positions available at the Corporation. The Corporation uses this comparator group to represent the retail and general market and benchmarks executive compensation against this group in order to attract and retain qualified executives for the achievement of corporate goals. The comparable compensation components are base salary, target annual incentives, target long-term incentives, and target total compensation. In Fiscal 2012, a review was conducted of the comparator companies, as well as other companies with which the Corporation competes for executive talent.

Executive Peer Group
Retail Organizations		General Industry Organizations
Alimentation Couche-Tard Inc.	RONA Inc.	Resolute Forest Products	McDonald's Restaurants of Canada Limited
Canadian Tire Corporation, Limited	Shoppers Drug Mart Corporation	Canada Post Corporation	Rogers Communications Inc.
The Home Depot Canada, Inc.	Sobeys Inc.	Canadian National Railway Company	TELUS Communications Inc.
Hudson’s Bay Company	STAPLES Business Depot Ltd	Finning International Inc.	Tim Hortons Inc.
Metro Inc.	Walmart Canada	Maple Leaf Foods Inc.	Transcontinental Inc.

Compensation Consulting Firm
An independent executive compensation consulting firm, Meridian Compensation Partners (“Meridian”), formerly Aon Hewitt, is retained by the Corporation. Meridian was originally retained during Fiscal 2011. The mandate of Meridian is to serve the Corporation and, at the request of the HRCC, to provide assistance and guidance to the HRCC in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations as required. Meridian does not perform any non-executive compensation or other related services for the HRCC or the Corporation. Meridian may perform services for the HRCC, provided that such services are not in conflict with its mandate to serve the Corporation.

All Other Fees
For Fiscal 2012, Meridian reviewed and commented on the management proxy circular. The fees paid to Meridian for services performed during Fiscal 2012 and Fiscal 2011 totaled approximately $10,713 and $5,156, respectively.

3.1.2	Human Resources and Compensation Committee

The HRCC is responsible for overseeing the development of the Corporation’s overall human resources strategy, policies and practices, for fair and competitive compensation of the executive officers in support of the achievement of the Corporation’s business strategy, as well as the development of other compensation programs for the benefit of all associates. The HRCC annually reviews all executive compensation policies, programs and practices, as presented by the management of the Corporation, to assess whether the Corporation’s compensation programs provide an appropriate balance of risk and reward in relation to the Corporation’s overall business strategy as well as the application of internal equity. The HRCC also, at least annually, reviews and approves the design and introduction of all associate-related annual and long-term incentive plans together with performance targets, the level of achievement of performance goals at the end of a performance period and any payments under such plans to the executive officers, as recommended by the management of the Corporation. The HRCC approves all annual and long-term incentive programs after the Corporation assesses and presents the risk and financial liability of each program, the competitive position in the market and the alignment to the goals and objectives of the Corporation while ensuring the program does not encourage executive officers of the Corporation to undertake undue or inappropriate risk. At the end of Fiscal 2012, no such risks were identified that would likely cause a material adverse effect on the Corporation. In addition to reviewing and approving executive compensation programs for the Corporation, the HRCC also oversees and approves:

•	The development of the Chief Executive Officer’s goals and objectives and evaluation of the Chief Executive Officer’s performance based on the achievement of these goals;

•
The compensation and performance of the executive officers of the Corporation, by receiving periodic performance reports and compensation recommendations from the Chief Executive Officer, as necessary, with respect to the executive officers; and

•	The development of appropriate succession plans for, and the compensation of, the executive officers. See Section 5.8.2 – “Human Resources and Compensation Committee”.

The Chief Executive Officer’s performance is evaluated by the HRCC on a regular basis and is directly tied to the achievement of corporate goals and positive corporate results. The HRCC is kept apprised of the Corporation’s performance through frequent communication with the Chief Executive Officer.

3.1.3     Composition of HRCC

As at the end of Fiscal 2012, the HRCC was comprised of three Non-Independent Directors, William C. Crowley, William R. Harker and Donald C. Ross and one Independent Director, Deborah E. Rosati. None of the members of the HRCC are eligible to participate in the Corporation’s executive compensation programs.
Each of these members brings their own individual expertise to the Committee, including financial, human resources, investment, legal and retail knowledge, which is utilized in assessing and approving implementation of compensation policies and practices for the Corporation. One member, W. R. Harker, held a senior position with Sears Holdings with responsibility for the Human Resources department.

The accomplishments of the HRCC in Fiscal 2012 are highlighted below:

•	Reviewed and approved changes to the Annual Incentive Program design;

•	Reviewed and approved the Long-Term Incentive Plan for executive officers and designated salaried associates of the Corporation for the 2012-2014 Long-Term Incentive Plan performance period;

•	Reviewed, recommended and approved the Corporation’s disclosure of its executive compensation;

•	Reviewed the executive organization structure and succession plans;

•	Reviewed and identified high potential associates and assessed the capability of current talent; and

•	Reviewed the contributions to the Corporation’s retirement plans.

3.1.4    Compensation Structure and Mix

The Corporation’s executive compensation programs focus on a total rewards structure, which is inclusive of two components of compensation provided to the executive officers: (i) fixed compensation comprised of base salary, benefits and perquisites, and pension; and (ii) at-risk performance based compensation, comprised of an annual incentive program and a long-term incentive plan. The fixed elements provide a competitive base of secure compensation necessary to attract and retain qualified executive talent. The at-risk performance based elements reward short-term and long-term performance results.

The main components of the total rewards structure are:

•	Fixed Compensation:

•	Base Salary

•	Benefits and Perquisites

•	Retirement Benefits and Pension

•	At-Risk Performance Based Compensation:

•	Annual Incentive Program (“AIP”)

•	Long-Term Incentive Plan (“LTIP”)

The following chart provides a summary of how each element of compensation is intended to reward certain executive officers and salaried associates.

Compensation Element	Objective	Intended Rewards and Why It is Used
FIXED COMPENSATION
Base Salary	To provide a portion of compensation as a fixed cash amount	• To pay for competence in the role and for scope of responsibilities • Market practice
Benefits and Perquisites
To provide an added incentive to certain executive officers other than cash compensation, such as health coverage, vehicle allowance, and perquisite allowance for club memberships and financial planning
• To ensure that associates have access to health services to manage personal wellness • To reinforce individual accountability for personal financial planning • Market practice
Pension	To provide a retirement savings vehicle for the associates of the Corporation	• To provide associates with a pension at retirement. The retirement plans manage associate and employer contributions, while enforcing associate ownership of retirement income • Market practice
AT-RISK PERFORMANCE BASED COMPENSATION
AIP	To provide an opportunity for an annual incentive award based on the achievement of near-term corporate objectives	• To focus attention on the achievement of annual profitability • To provide a competitive total compensation package • Market practice
LTIP	To provide a performance and employment retention based compensation component designed to encourage long-term sustainable performance results	• To focus attention on the achievement of profitability over a three-year period • To provide a competitive total compensation package • Market practice

The Corporation provides a significant proportion of compensation to its executive officers through at-risk performance based programs. The actual compensation mix varies by executive level, reflecting the impact executive officers have on the Corporation’s results.

Aggregate Weighting of Compensation Components
for Active Named Executive Officers
The chart above shows the weighting of the various components that executives may receive as compensation based on actual base salary, target levels of incentive compensation and perquisites, and all other compensation for Fiscal 2012 for all active NEOs. The chart does not include any one-time payments made to any NEO during Fiscal 2012.

3.1.5    Fixed Compensation

Fixed compensation is inclusive of base salary, benefits and perquisites (for certain NEOs) and pension, to provide executive talent with earnings that are competitive in the market and consistent with the Corporation’s compensation philosophy. The Corporation’s fixed compensation programs are designed to provide a competitive base of secure compensation necessary to attract and retain qualified executive talent while ensuring a level of secure earnings that are sufficient to meet living standards and discourage undue, high-risk decision making to the Corporation.

(a)    Base Salaries

Base salaries reflect annual compensation received by an associate for the position they hold and the role they perform within the Corporation. Base salaries are normally set at median market values and balanced with relative roles and responsibilities and equity within the Corporation. The base salaries reflect the experience and accountabilities of the role, the incumbent’s performance in the role as well as experience, individual qualifications and expected future contributions to the Corporation. Base salaries are normally benchmarked externally against comparable roles in peer companies and internally against similar roles to determine current market competitiveness.

(b)    Benefits and Perquisites

The Corporation provides select executive officers and designated salaried associates with competitive perquisites and benefits that allow them to focus on their daily responsibilities and the achievement of the Corporation’s objectives. Certain NEOs, other than the Chief Executive Officer, are provided with a company vehicle or vehicle allowance, and an annual perquisite allowance to cover club memberships and financial planning, to reinforce individual accountability for personal financial planning. All NEOs are provided with an annual comprehensive executive medical. All officers of the Corporation are provided with reimbursement for premiums and higher plan maximums on optional life insurance and long-term disability insurance.

(c)    Retirement Benefits and Pension

The Corporation provides post-retirement benefits through the Sears Canada Inc. Health and Welfare Plan to all associates who satisfied the eligibility requirements on or before December 31, 2008.

The Sears Registered Retirement Plan (the “SRRP”) has two components: (i) a defined benefit (“DB”) component for service up to and including June 30, 2008, which also includes a Supplementary Retirement Plan (the “SRP”); and (ii) a defined contribution (“DC”) component effective July 1, 2008, which does not include a supplementary retirement plan.

For further detailed information, refer to Section 3.4 – “Pension Plans”.

3.1.6    At-Risk Performance Based Compensation

The Corporation's at-risk performance based compensation programs are designed to reinforce the Corporation’s business strategy approved by the Board, by providing executives with the opportunity to earn cash incentives based on the achievement of corporate performance metrics. Awards vary as a percentage of base salary, and are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Corporation’s business plan for the fiscal year and are intended to be challenging but achievable. All corporate financial measures on all financial statements are stated pursuant to the International Financial Reporting Standards (“IFRS”).

For Fiscal 2012, there were two at-risk performance based compensation programs for the NEOs:

a)	AIP; and

b)	LTIP.

(a)    AIP

The AIP is an important component of the total compensation offer and is designed to provide an annual financial reward based on the achievement of a target corporate financial performance metric, as approved by the HRCC. The AIP design was reviewed and changes were approved by the HRCC in Fiscal 2012. The changes included the removal of the team goal performance metric and the corporate revenue performance metric while introducing an individual payout multiplier.

The AIP is designed to achieve three important objectives:

•	Motivate and reward eligible associates who contribute to the Corporation’s achievement of the corporate financial performance metric;

•	Provide associates with a competitive total compensation package; and

•	Attract and retain talented associates.

For the NEOs, the incentive award (target bonus amount as a percentage of base salary) is based on the achievement of the corporate financial performance metric established in each financial year. For Fiscal 2012, the corporate financial performance metric was measured by operating profit (total revenue less total expenses, except for those expenses, which are interest, income tax, depreciation, amortization and other non-recurring, unusual and one-time in nature expenses (the “Adjusted EBITDA”)).

The AIP Adjusted EBITDA threshold level must be achieved for a payout to occur.

For the corporate financial performance metric, the threshold goal is set at 80% of target, and the maximum goal is set at 125% of target. Compensation awards are determined according to the following criteria:

•	If the threshold level of the corporate financial performance metric is achieved, then 60% of the target award is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target award is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 200% of the target award is payable to recognize the achievement of superior corporate performance; and

•
If the actual result of the corporate financial performance metric is between these performance levels, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

Based on the achievement of the threshold level of the corporate financial performance metric, the final payout is then subject to the individual performance metric to determine the final incentive award payout. The final individual performance multiplier rate is subject to approval by the HRCC and will be a percentage up to the maximum for each established rating level.

Individual Performance Metric	Rating = 1	Rating = 2	Rating = 3 (1)	Rating = 4	Rating = 5
AIP Payment Multiplier	0%	Up to 35%	Up to 100%	Up to 125%	Up to 150%

(1)	Represents an associate demonstrating the expected level of performance and being fully competent in the role.

For the NEOs, the award levels and applicable payouts, as a percentage of base salary, with an individual performance metric resulting in a payment multiplier of 100%, are described below:

Position	Threshold (60% payout of target award) (1)	Target (100% payout of target award) (1)	Maximum (200% payout of target award) (1)
President and Chief Executive Officer	60%	100%	200%
Executive Vice-Presidents	45%	75%	150%
Senior Vice-Presidents	36%	60%	120%
(1) Payouts are determined based on percentage of base salary.

Associates must be actively employed on the date of AIP payment to be eligible to receive the payout (associates who retire or terminate their employment, voluntarily or involuntarily, before the date of payout are not eligible for the payment). As well, associates must be in good performance standing and not undergoing disciplinary action or in a performance improvement program in order to receive their AIP payment. Associates who are on an approved leave of absence other than long-term disability (“LTD”) will receive their AIP payment upon their return to active employment. In the event an AIP participant dies or sustains an LTD claim during the year, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata AIP award payment based on the date of LTD or death.

For Fiscal 2012, there were no payouts triggered under the AIP based on the threshold level of the corporate financial performance metric, Adjusted EBITDA, not being met, as described below:

Performance Measure	Weighting of the Performance Measure	Threshold	Results	AIP Performance Score
Adjusted EBITDA	100%	Adjusted EBITDA of $200.0 Million	Adjusted EBITDA of $47.2 Million	0%

(b)    LTIP

The LTIP provides a cash incentive for executive officers and designated salaried associates to promote superior return on investment for Shareholders. The plan is a performance and employment retention based incentive, designed to measure and reward long-term corporate performance, as measured by total earnings determined before interest, income taxes, depreciation and amortization, and excluding certain items (the “LTIP EBITDA”), over a three-year performance period (“Performance Period”). It is designed to align participants’ financial incentives with the financial goals of the Corporation and assist in attracting, retaining, engaging and rewarding executive officers and designated salaried associates. Any such award payouts are paid to the LTIP participant in cash after the end of the three-year plan cycle.

Awards are designed to vary commensurately with the achievement of corporate financial goals for the Performance Period. Under the LTIP, a cash award amount, as a percentage of base salary, is established by the HRCC for participants and correlates with the threshold, target and maximum levels of achievement of the corporate performance metric.

Upon the HRCC’s approval, a new LTIP will continue to be introduced on an annual basis, recognizing three-year corporate performance. This rolling design for awards allows for annual payouts which began in 2009. The “rolling” design (as demonstrated in the chart below) is intended to serve as a retention tool and maintain the executive officers’ or designated salaried associates’ focus on achieving long-term sustainable performance results.

Award Period	Fiscal Years
	2010	2011	2012	2013	2014	2015
	Feb 2010 to Jan 2011	Feb 2011 to Jan 2012	Feb 2012 to Jan 2013	Feb 2013 to Jan 2014	Feb 2014 to Jan 2015	Feb 2015 to Jan 2016
2010-2012	3-year Performance Period			Payout
2011-2013		3-year Performance Period			Payout
2012-2014			3-year Performance Period			Payout

For Fiscal 2012, the three-year Performance Period which began on January 29, 2012, will mature on January 31, 2015 (the “2012-2014 LTIP”) and will recognize performance results from the 2012 to 2014 fiscal years.

For the 2012-2014 LTIP, corporate performance is measured in its entirety by LTIP EBITDA. The threshold level for the performance metric is 75% of target corporate performance and the maximum level is 125% of target corporate performance. These achievement levels are established to align with the corporate incentive strategy and to be challenging but achievable:

•	If the threshold level of the corporate financial performance metric is achieved, then 60% of the target award amount is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target award amount is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 250% of the target award amount is payable; and

•
If the actual result of the corporate financial performance metric is between these performance levels, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

For NEOs, the award levels and applicable payouts, as a percentage of base salary, are described below:

Position	Threshold (60% payout of target award) (1)	Target (100% payout of target award) (1)	Maximum (250% payout of target award) (1)
President and Chief Executive Officer	180%	300%	750%
Executive Vice-Presidents	120%	200%	500%
Senior Vice-Presidents	54%	90%	225%

(1)	Payouts are determined based on percentage of base salary.

Participation in the LTIP, and eligibility for payment, is subject to the participant being actively employed in an eligible position at the beginning of or within the first two fiscal quarters of the three-year Performance Period and on the date the award payment is made, and having been employed, without interruption, from the grant date to the end of that three-year Performance Period. In the event the LTIP participant’s employment is terminated, voluntarily or involuntarily, or the participant retires before the end of the LTIP cycle, then such participant is not entitled to the award. In the event the LTIP participant dies, sustains an LTD claim, is moved into a role deemed ineligible for the LTIP, or is on an authorized leave of absence (the “LTIP Eligibility Adjustment”) before the end of the LTIP Performance Period, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata award payment based on the number of completed calendar days the participant was in the LTIP until the date of such LTIP Eligibility Adjustment.

The LTIP for the three-year plan cycle which began on January 31, 2010 and matured on February 2, 2013 (the “2010-2012 LTIP”) had a corporate LTIP EBITDA goal at 100% weighting for all eligible participants. The Corporation did not achieve the threshold level of the corporate financial performance metric, LTIP EBITDA, and therefore will not result in a payout for any participant, as described below.

Performance Measure	Weighting of the Performance Measure	Threshold	Results	LTIP Performance Score
LTIP EBITDA	100%	3-year cumulative Adjusted EBITDA of $1,131.5 Million	3-year cumulative Adjusted EBITDA of $462.4 Million	0%

3.1.7     Equity Compensation Plan Information

Aggregated Securities Issuable upon Exercise of
Outstanding Options, Warrants and Rights
to Employees and Directors as at February 2, 2013

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,440 (Options) (1) 0 (Restricted Share Units) 0 (Deferred Share Units)	$17.59 N/A N/A	3,879,311 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,440	$17.59 (3)	3,879,311

Notes:
(1)    There are no outstanding options under the Stock Option Plan for Directors.

(2)
A total of 3,664,561 Shares are available for future issuance under the Employees Stock Plan and a total of 214,750 Shares are available for future issuance under the Stock Option Plan for Directors as at February 2, 2013. Following the last grant in 2004, the Corporation discontinued equity compensation grants under the Employees Stock Plan. The Corporation also discontinued the granting of stock options under the Stock Option Plan for Directors following the last grant in 2003.

(3) Applies to outstanding options only.

Closed Plans

In the past, the Corporation also provided for an Employees Stock Plan, which expired on April 19, 2008. Following the last grant in 2004, the Corporation discontinued equity compensation grants under the Employees Stock Plan.

The Employees Stock Plan, originally established in 1984, provided for the award of stock options, special incentive awards of Shares, and Share Appreciation Rights (“SARs”) to executive officers and designated associates of the Corporation who demonstrated effective service and high levels of performance.

Unless specified otherwise, options granted under the Employees Stock Plan would vest in equal installments on each of the first three anniversaries of the date of the grant and expire ten years from the date of the grant. The exercise price for any options could not be less than the “Market Price” pursuant to the Employees Stock Plan, being the weighted average price at which the Shares traded on the TSX on the five trading days preceding the date of the grant. The value of SARs payments was calculated by the amount by which the “Market Price” of the Shares on the date of exercise of the SARs exceeded the price per Share payable on the exercise price of the option granted. In the case of an award of Shares by way of special incentive, all or part of the awarded Shares which vested could be received on a current basis, or deferred and taken as Deferred Share Units. The maximum number of Shares reserved for issuance to any one participant under the Employees Stock Plan was five percent (5%) of the Shares outstanding at the time of the grant or award (on a non-diluted basis). No such number of Shares was ever reserved for issuance to any one participant.

The entitlements of participants cease immediately upon termination of employment by the Corporation with cause or in the event that the participant terminated his/her employment with the Corporation. Upon termination of employment of the participant by the Corporation without cause, all rights regarding Shares cease. All rights to exercise stock options granted to participants cease six (6) months after the termination date.

Stock options, Shares or rights in respect thereof cannot be transferred or assigned other than by will or pursuant to the laws of succession or descent and distribution.

Notwithstanding the expiry of the Employees Stock Plan on April 19, 2008, all outstanding stock options may be exercised or allowed to expire in accordance with the terms of their grants. There are currently no outstanding share-based or option-based awards outstanding for any of the NEOs or directors of the Corporation. The Corporation does not permit the use of hedging strategies to monetize and/or reduce market risk associated with equity compensation granted by the Corporation held directly or indirectly.

Employees Stock Plan (as at February 2, 2013)	# of Shares	% of Outstanding Capital
Shares issued under Plan (includes Deferred Shares)	0	0.00%
Shares issuable under Plan	0	0.00%
Shares issuable under grants made	5,440	0.005%

3.1.8     Discretionary Compensation

The HRCC may exercise its discretion to award compensation payments to NEOs and certain other salaried associates, if performance metrics for at-risk performance based compensation have not met thresholds required to trigger payouts. The HRCC may also exercise its discretion to reduce or increase any awards or payouts to NEOs and certain other salaried associates based on the achievement of performance metrics and individual contributions to business results. The HRCC may also exercise its discretion to offer other one-time awards to NEOs and other salaried associates to attract, retain and recognize associates for their contributions to the Corporation.

3.1.9    Looking Ahead to 2013

The HRCC does not plan on making significant changes to any of the at-risk performance based compensation programs during the 2013 fiscal year for the NEOs, nor does the Corporation anticipate any other significant changes to its compensation policies or practices for the NEOs during the 2013 fiscal year.

3.2    Report on President and Chief Executive Officer Compensation

Calvin McDonald was appointed President and Chief Executive Officer of the Corporation on June 22, 2011. Prior to this appointment, Mr. McDonald served as the Executive Vice-President, Conventional Business of Loblaw Companies Limited from January 2011 to June 2011.

3.2.1    Philosophy and Governance

The compensation of the President and Chief Executive Officer is generally designed by the Corporation to be aligned with the performance of the Corporation, consistent with the approach for other executive officers of the Corporation, as described under Section 3.1.1 – “Compensation Philosophy”. In determining compensation for the President and Chief Executive Officer, the Corporation takes into account the responsibilities and accountability of the position. The relative weight assigned to the pay-at-risk components of the President and Chief Executive Officer’s compensation is greater than to the weight assigned to the pay-at-risk components of other executive officers’ compensation.

3.2.2    Compensation

The employment agreement between Mr. McDonald and the Corporation was restated in Fiscal 2012 and became effective on April 1, 2012 (the “McDonald Employment Agreement”). The McDonald Employment

Agreement specifies Mr. McDonald’s compensation with respect to his base salary, his AIP and LTIP, and includes information on his signing bonus and cash retention award. Under the McDonald Employment Agreement, Mr. McDonald is entitled to a base salary of $800,000 (CDN) per annum. Mr. McDonald was entitled to a one-time signing bonus of $200,000 (the “Signing Bonus”) paid within 30 days of the commencement of his employment. Should Mr. McDonald resign or should the Corporation terminate Mr. McDonald’s employment on a with-cause basis, within twenty-four (24) months of Mr. McDonald’s effective date of employment, Mr. McDonald would be required to reimburse the Corporation the full amount of the Signing Bonus. With respect to the cash retention award, Mr. McDonald will receive a cash retention award of $1,000,000 (“Cash Retention Award”), which is to be paid in four equal installments as soon as practicable after January 31, 2012, January 31, 2013, January 31, 2014 and January 31, 2015. The first Cash Retention Award payment to Mr. McDonald was made, in accordance with the recommendation of management of the Corporation and with the approval of the HRCC, on January 28, 2012 and the second Cash Retention Award payment was made on February 1, 2013.

Mr. McDonald’s target bonus amount under the AIP is 100% of his annual base salary. For the 2012 AIP, Mr. McDonald will not receive a payout as the Corporation did not achieve the threshold level of Adjusted EBITDA required for payout.

Mr. McDonald is also eligible to participate in the 2011-2013 LTIP Performance Period. Mr. McDonald’s target bonus amount under the LTIP is 300% of his annual base salary. If the specified performance targets are achieved during the performance period, Mr. McDonald will receive a payment equal to his target award if employed at the end of the three-year Performance Period and on the date the award payment is made (subject to certain termination-related exceptions).

3.3     Compensation of Named Executive Officers

Compensation of executive officers of the Corporation is comprised of base salary, benefits and perquisites, pension, and at-risk performance based compensation programs consisting of the AIP and LTIP.

The following table provides a summary of compensation information for the Named Executive Officers during Fiscal 2012.

Summary Compensation Table
For Fiscal 2012

NEO Name and Principal Position	Year	Salary ($) [1]	Non-Equity Incentive Plan Compensation (f)		Pension Benefit Value ($)	All Other Compensation ($) [4]	Total Compensation ($)
			Annual Incentive Plans 2012 ($) [2]	Long-Term Incentive Plan 2010-2012 ($) [3]			
(a)	(b)	(c)	(f1)	(f2)	(g)	(h)	(i)
C. McDonald [5] President and Chief Executive Officer	2012 2011 2010	800,000 487,879 -	250,000 450,000 -	- - -	Nil Nil -	11,658 5,037 -	1,061,658 942,916 -
S. Driscoll [4][5] *Former* Senior Vice-President and Chief Financial Officer	2012 2011 2010	349,185 375,000 305,776	Nil Nil 50,000	Nil - -	7,289 5,850 9,662	53,981 46,877 36,671	410,455 427,727 402,109
D. Campbell [5] Executive Vice-President and Chief Operating Officer	2012 2011 2010	495,000 288,853 -	111,954 210,993 -	- - -	Nil Nil -	31,639 28,222 -	638,593 528,068 -
P. Kalen [5] Executive Vice-President, Financial Services	2012 2011 2010	522,917 401,667 303,750	50,000 50,000 120,000	Nil - -	8,305 8,036 7,702	42,581 38,755 34,867	623,803 498,458 466,319
N. Curran [5] Senior Vice-President, Retail Store Operations	2012 2011 2010	450,000 182,885 -	Nil 150,000 -	- - -	Nil Nil -	Nil Nil -	450,000 332,885 -
T. Fitzgerald [4][5] *Former* Executive Vice-President and Chief Administrative Officer	2012 2011 2010	449,819 463,333 -	- 776,227 -	- - -	7,940 Nil -	237,329 2,761 -	695,088 1,242,321 -

Notes:

(1)	Base salary represents actual salary earnings received in each fiscal year.

(2)
Includes annual non-equity incentive plan compensation, such as discretionary cash awards, signing, relocation, and retention bonuses. For Fiscal 2012, the Corporation did not meet the threshold level of Adjusted EBITDA; as a result, there will be no AIP payout for the NEOs. See Section 3.1.6 (a) for additional information on AIP measurements.

(3)	For the 2010-2012 LTIP, the corporate performance measure of LTIP EBITDA did not meet the threshold level. As a result, there will be no 2010-2012 LTIP payout for the NEOs.

(4)
For Fiscal 2012, the amounts include perquisites and other compensation (inclusive of termination payments) for each NEO. The aggregate value of perquisites and benefits for each NEO with the exception of Ms. Driscoll are less than the lesser of $50,000 or 10% of the NEO’s total annual salary for Fiscal 2012. The perquisites and other personal benefits which individually exceed 25% of the total perquisites and other personal benefits for Ms. Driscoll were vehicle allowance ($24,718) and annual perquisite allowance ($12,897).

For Mr. Fitzgerald, the amount includes termination payments which were paid during Fiscal 2012.

(5)
Calvin McDonald was appointed as President and Chief Executive Officer of the Corporation in June 2011. Prior to joining the Corporation, Mr. McDonald held the position of Executive Vice-President, Conventional Division of Loblaw Companies Limited since January 2011 and was the Executive Vice-President, Marketing, CRM – Brands and Corporate Strategy, Loblaw Companies Limited from January 2010 to December 2010. From April 2007 to January 2010, Mr. McDonald held the position of Senior Vice-President, Grocery Business Unit, Loblaw Companies Limited. Mr. McDonald also held the position of Vice-President, Merchandising & Marketing, No Frills Division, Loblaw Companies Limited from February 2005 to April 2007.

Sharon Driscoll is the former Senior Vice-President and Chief Financial Officer of the Corporation. Ms. Driscoll was appointed to this position in December 2010. Previously, Ms. Driscoll held the position of Senior Vice-President, Finance from November 2008 to November 2010. Before joining Sears Canada, Ms. Driscoll was employed with Loblaw Companies Limited, most recently holding the positions of Senior Vice-President, Corporate Development from April 2008 to October 2008, Senior Vice-President, Finance National Merchandising from January 2007 to April 2008 and Senior Vice-President, Finance Retail Ontario Region from August 2003 to January 2007 for Loblaws Supermarkets Limited. Ms. Driscoll began her employment with Loblaw Companies Limited in 1987.

Douglas Campbell is the Executive Vice-President and Chief Operating Officer of the Corporation and was appointed to this position in November 2012. Prior to this appointment, Mr. Campbell held the positions of Executive Vice-President, Merchandising Home and Hardlines, Major Appliances and Electronics from June 2012 to November 2012, Senior Vice-President, Major Appliances from December 2011 to June 2012, and Vice-President, Major Appliances and Electronics from March 2011 to December 2011. Before joining Sears Canada, Mr. Campbell was a Principal at Boston Consulting Group from 2005 to March 2011.

Peter Kalen is the Executive Vice-President, Financial Services of the Corporation and assumed this position in February 2013. Prior to this role, Mr. Kalen was appointed as an Executive Vice-President in July 2012. Mr. Kalen was the Senior Vice-President, Financial and Home Services from May 2010 to July 2012 and the Vice-President, Financial Services from May 2009 to April 2010. Before joining Sears Canada, Mr. Kalen was the Senior Vice-President for President’s Choice Financial and held this position from December 2006 to June 2008. From December 2004 to December 2006, Mr. Kalen was employed with Citi Cards Canada as Senior Vice-President.

Neil Curran is the Senior Vice-President, Retail Store Operations of the Corporation and assumed this position in September 2011. Before joining Sears Canada, Mr. Curran was employed with Loblaw Companies Limited, most recently holding the position of Senior Vice-President, Merchandising from January 2005 to November 2007.

Thomas Fitzgerald is the former Executive Vice-President and Chief Administrative Officer of the Corporation and assumed this position in May 2011. Before joining Sears Canada, Mr. Fitzgerald was the Chief Executive Officer of Lucky Brand Jeans from June 2009 to December 2009. From October 2008 to June 2009, Mr. Fitzgerald was the Interim Chief Executive Officer of Mexx, Amsterdam. Mr. Fitzgerald also held the positions of Senior Vice-President, Direct Brand Services for Liz Claiborne Inc. from March 2008 to October 2008 and Chief Operating Officer, Direct Brands for Liz Claiborne Inc. from September 2007 to March 2008. From September 2006 to September 2007, Mr. Fitzgerald was the Executive Vice-President and Chief Financial Officer for Burlington Coat Factory.

3.4    Pension Plans

The SRRP has two components: (i) a DB component for service up to and including June 30, 2008, which also includes a SRP; and (ii) a DC component effective July 1, 2008, which does not include a SRP. None of the NEOs has a pension under the DB component.

3.4.1	Amendments to the Pension Plans

The Corporation amended the SRRP effective July 1, 2008 by introducing the DC component. Contributions by members towards the DB component were discontinued and members will keep all pension benefits accrued up to and including June 30, 2008 in the existing DB component of the SRRP. After this date, compensation growth in future years will continue to be included in the calculation of the DB component of the pension although no further service credit will be earned.

Under the DC component of the SRRP, members are able to contribute a percentage of their eligible earnings subject to statutory limits. Associates who became eligible to join the SRRP on and after July 1, 2008 have the option to enroll in the DC component of the SRRP, except where enrollment is mandatory due to provincial legislation. The Corporation’s contributions are determined based on member contributions using a matching formula. Currently, the Corporation’s contributions are equal to a maximum of 3.5% of an associate’s earnings.

The plan design allows members to have control over their retirement savings through variable contribution levels and a range of investment options.

3.4.2	Entitlements under the SRRP and the SRP

Defined Benefit Component and the SRP

There is no DB plan obligation for any of the NEOs.

Defined Contribution Component

The following table provides a summary of the DC component value for the NEOs during Fiscal 2012.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value at year end ($)
C. McDonald	Nil	-	-
S. Driscoll	76,219	7,289	100,847
D. Campbell	Nil	-	-
P. Kalen	55,176	8,305	84,654
N. Curran	Nil	-	-
T. Fitzgerald	Nil	7,940	23,948

(1) Compensatory change refers to the component of the pension benefit value that is based on the associate’s compensation and includes employer contributions.

3.5	Termination and Change of Control Benefits

The following NEOs have entered into employment contracts which provide for incremental payments in connection with a termination of employment from the Corporation. The Corporation does not have any supplementary contracts, agreements, plans or arrangements that would provide for incremental payments or benefits to the NEOs, including incremental payments or benefits to be provided upon retirement or with respect to change of control scenarios.

CALVIN MCDONALD
President and Chief Executive Officer

The termination provisions of the McDonald Employment Agreement provide for the following incremental payments to be made in the event of Mr. McDonald’s termination from the Corporation on a without cause basis, or if Mr. McDonald leaves the Corporation, with Good Reason (“Good Reason” meaning any of the following: (i) a material reduction in Mr. McDonald’s base salary; or (ii) Mr. McDonald’s removal from the Board):

(1)
Twelve (12) months of salary continuation equal to his base salary, until the first anniversary of Mr. McDonald’s effective date of employment, being June 22, 2011, with an additional one (1) month for each complete month worked beyond the first anniversary, up to a maximum of twenty-four (24) months;

(2)
Provided that Mr. McDonald is actively employed for the first twelve (12) months of the performance period relating to a LTIP, he would be entitled to a pro-rata share of any LTIP target incentive awards (based on his active months of employment during the related performance period), provided that Mr. McDonald’s achievement of the financial performance metrics relating to such LTIP at the end of the fiscal month immediately preceding termination is equal to or greater than the established fiscal performance targets as of the end of such fiscal month, and provided that at the end of the full performance period, the financial performance metrics relating to such LTIP have also been achieved; and

(3)    The next installment of the Cash Retention Award.

In addition, if Mr. McDonald is terminated without cause, he will be entitled to continue in the Corporation’s benefits plan and pension plan, if applicable, during the statutory notice period under the Employment Standards Act (Ontario).

The below chart provides for the estimated incremental payments to be made to Mr. McDonald assuming that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

Compensation Element	Triggering Event: Termination by the Corporation Without Just Cause or Resignation from the Corporation with Good Reason
Cash Compensation Payments
Base Salary	$1,266,667 (1)
Cash Retention Award	$250,000 (2)
Total Cash Compensation	$1,516,667
Long-Term Incentive Plan Payments
LTIP (300% at target award level)	Nil (3)
Total Long-Term Incentive Plan	Nil
Pension and Benefit Plan Payments and Accruals
Pension and Benefits Plan Payments and Accruals	$1,040 (4)
Total Pension and Benefit Plan Payments and Accruals	$1,040
TOTAL	$1,517,707

Notes:

The Corporation cannot accurately determine the actual incremental payments that would be made to the NEO, however, the Corporation has, in order to comply with the Executive Compensation Rules, attempted to estimate this payment based on compensation information available for Fiscal 2012. The Corporation would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Corporation has assumed that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

(1)
This amount is based on Mr. McDonald’s base salary in effect as of the last day of Fiscal 2012 continued for a period of nineteen (19) months. This represents the period of salary continuation, calculated as termination occurs after the first twelve (12) months plus seven (7) additional months of employment completed beyond the first twelve (12) months of Mr. McDonald’s employment. Pursuant to the McDonald Employment Agreement, Mr. McDonald’s annual base salary is set at $800,000.

(2)	This amount represents the next installment in the Cash Retention Award pursuant to the McDonald Employment Agreement.

(3)
This amount represents a pro-rata payment for twelve (12) out of thirty-six (36) months of the 2012-2014 LTIP that Mr. McDonald would be entitled to pursuant to the McDonald Employment Agreement as he was a participant for the first twelve months of the Performance Period. Mr. McDonald’s financial performance metrics as at the end of the fiscal month immediately preceding termination being the last fiscal month ending February 2, 2013 was tracking below the established fiscal performance targets. Therefore the condition of the financial performance metrics relating to the 2012-2014 LTIP at the end of the fiscal month immediately preceding termination be equal to or greater than the established fiscal performance targets as of the end of such fiscal month would not be satisfied and Mr. McDonald would not be eligible for any pro-rata LTIP payment. Mr. McDonald was not a participant for the first twelve (12) months of the 2011-2013 LTIP and therefore is not eligible for any pro-rata payment.

(4)
This amount represents the cost to the Corporation for Mr. McDonald’s continued participation in the Corporation’s benefit and pension plans, based on his coverage in effect as of the last day of Fiscal 2012, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario). As of January 31, 2013 Mr. McDonald was not a participant in the Corporation’s pension plan.

SHARON DRISCOLL
Former Senior Vice-President and Chief Financial Officer (until January 2013)

Ms. Driscoll resigned from the Corporation on January 4, 2013. No incremental payments were made to Ms. Driscoll as a result of her resignation.

THOMAS FITZGERALD
Former Executive Vice-President and Chief Administrative Officer (until October 2012)

Mr. Fitzgerald’s employment with the Corporation ceased on October 12, 2012. Under the relevant provisions of Mr. Fitzgerald’s employment agreement, Mr. Fitzgerald was entitled to the following payments as a result of his termination by the Corporation without just cause: (i) salary continuance for a period of twelve (12) months; and (ii) an amount equivalent to 75% of his targeted AIP.

The below chart provides for the termination-related payments made to or to be made to Mr. Fitzgerald as a result of the cessation of his employment with the Corporation on October 12, 2012.

Compensation Element	Triggering Event: Termination by the Corporation Without Just Cause
Cash Compensation Payments
Base Salary	$650,000 (1)
75% of 2012 Target AIP Award	$365,625 (2)
Total Cash Compensation	$1,015,625
Pension and Benefit Plan Payments and Accruals
Pension and Benefits Plan Payments and Accruals	$799 (3)
Total Pension and Benefit Plan Payments and Accruals	$799
TOTAL	$1,016,424

Notes:

(1)
This amount is based on Mr. Fitzgerald’s base salary in effect as of October 12, 2012 continued for a period of twelve (12) months. Any payments made to Mr. Fitzgerald will be subject to a reduction on a dollar-for-dollar basis (but not below zero), by the amount, if any, of fees, salaries, wages or other compensation that he may earn from a subsequent employer during the salary continuation period. Mr. Fitzgerald’s salary in effect as of October 12, 2012 was $650,000.

(2)	This amount represents 75% of Mr. Fitzgerald’s AIP Target award of 75% of base earnings which will be paid during the 2013 fiscal year.

(3)
This amount represents the cost to the Corporation for Mr. Fitzgerald’s continued participation in the Corporation’s benefit and pension plans, based on his coverage in effect as of October 12, 2012, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario). As of October 12, 2012, Mr. Fitzgerald had reached the maximum annual contribution limit allowable under the Income Tax Act and therefore no pension payments are owed.

DOUGLAS CAMPBELL
Executive Vice-President and Chief Operating Officer

The termination provisions of Mr. Campbell’s employment agreement specify that in the event the Corporation terminates Mr. Campbell’s employment on a without cause basis, Mr. Campbell will be provided with the greater of:

(i)	twelve (12) months of base pay, or

(ii)
two (2) weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Campbell may be entitled in accordance with the applicable employment standards legislation).

If the Corporation terminates Mr. Campbell’s employment without cause, Mr. Campbell would be entitled to continue in the Corporation’s benefits plan and pension plan during the severance period in accordance with the applicable employment standards legislation.

The below chart provides for the estimated incremental payments to be made to Mr. Campbell assuming that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

Compensation Element	Triggering Event: Termination by the Corporation Without Just Cause
Cash Compensation Payments
Base Salary	$575,000 (1)
Total Cash Compensation	$575,000
Pension and Benefit Plan Payments and Accruals
Pension and Benefit Plan Payments and Accruals	$1,632 (2)
Total Pension and Benefit Plan Payments and Accruals	$1,632
TOTAL	$576,632

Notes:

The Corporation cannot accurately determine the actual incremental payments that would be made to the NEO, however the Corporation has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2012. The Corporation would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Corporation has assumed that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

(1)	This amount is based on Mr. Campbell’s base salary in effect as of the last day of Fiscal 2012 continued for a period of twelve (12) months. Mr. Campbell’s salary as at February 2, 2013 was $575,000.

(2)
This amount represents the cost to the Corporation for Mr. Campbell’s continued participation in the Corporation’s benefit, perquisite and pension plans, based on his coverage in effect as of the last day of Fiscal 2012, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario). As of January 31, 2013 Mr. Campbell was not a participant in the Corporation’s pension plan.

PETER KALEN
Executive Vice-President, Financial Services

The termination provisions of Mr. Kalen’s employment agreement specify that in the event the Corporation terminates Mr. Kalen’s employment on a without just cause basis, Mr. Kalen will be entitled to the greater of:

(i)	twelve (12) months of base salary, or

(ii)
two (2) weeks’ base pay for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Kalen may be entitled in accordance with the applicable employment standards legislation), or

(iii)	such notice of termination and severance pay as required under the applicable employment standards legislation.

If the Corporation terminates Mr. Kalen’s employment without cause, Mr. Kalen would be entitled to continue in the Corporation’s benefits plan and pension plan during the severance period in accordance with the applicable employment standards legislation.

The below chart provides for the estimated incremental payments to be made to Mr. Kalen assuming that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

Compensation Element	Triggering Event: Termination by the Corporation Without Just Cause
Cash Compensation Payments
Base Salary	$575,000 (1)
Total Cash Compensation	$575,000
Pension and Benefit Plan Payments and Accruals
Pension and Benefit Plan Payments and Accruals	$3,762 (2)
Total Pension and Benefit Plan Payments and Accruals	$3,762
TOTAL	$578,762

Notes:

The Corporation cannot accurately determine the actual incremental payments that would be made to the NEO, however the Corporation has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2012. The Corporation would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Corporation has assumed that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

(1)	This amount is based on Mr. Kalen’s base salary in effect as of the last day of Fiscal 2012 continued for a period of twelve (12) months. Mr. Kalen’s salary as at February 2, 2013 was $575,000.

(2)
This amount represents the cost to the Corporation for Mr. Kalen’s continued participation in the Corporation’s benefit, perquisite and pension plans, based on his coverage in effect as of last day of Fiscal 2012, for a period of three (3) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

NEIL CURRAN
Senior Vice-President, Retail Store Operations

The termination provisions of Mr. Curran’s employment agreement specify that in the event the Corporation terminates Mr. Curran’s employment on a without cause basis, Mr. Curran will be entitled to the greater of:

(i)	twelve (12) months of base salary, or

(ii)
two (2) weeks’ base pay for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Curran may be entitled in accordance with the applicable employment standards legislation).

If the Corporation terminates Mr. Curran’s employment without cause, Mr. Curran would be entitled to continue in the Corporation’s benefits plan and pension plan during the severance period in accordance with the applicable employment standards legislation.

The below chart provides for the estimated incremental payments to be made to Mr. Curran assuming that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

Compensation Element	Triggering Event: Termination by the Corporation Without Just Cause
Cash Compensation Payments
Base Salary	$450,000 (1)
Total Cash Compensation	$450,000
Pension and Benefit Plan Payments and Accruals
Pension and Benefit Plan Payments and Accruals	$337 (2)
Total Pension and Benefits Plans	$337
TOTAL	$450,337

Notes:

The Corporation cannot accurately determine the actual incremental payments that would be made to the NEO, however the Corporation has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2012. The Corporation would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Corporation has assumed that the triggering event occurred on the last business day of Fiscal 2012, being February 2, 2013.

(1)	This amount is based on Mr. Curran’s base salary in effect as of the last day of Fiscal 2012 continued for a period of twelve (12) months. Mr. Curran’s salary as at February 2, 2013 was $450,000.

(2)
This amount represents the cost to the Corporation for Mr. Curran’s continued participation in the Corporation’s benefit and pension plans, based on his coverage in effect as of last day of Fiscal 2012, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario). As of January 31, 2013 Mr. Curran was not a participant in the Corporation’s pension plan.

3.6	Performance Graph

The following graph compares the cumulative total shareholder return on the Shares of the Corporation over the last five (5) fiscal years with the cumulative total shareholder return of the S&P/TSX Composite Index over the same period, based on an investment of $100.00. In each case, the total shareholder return shown in the graph includes the reinvestment of all dividends paid.

Five-Year Cumulative Total Return

$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	Fiscal 2007 (Jan. 08)	Fiscal 2008 (Jan. 09)	Fiscal 2009 (Jan. 10)	Fiscal 2010 (Jan. 11)	Fiscal 2011 (Jan. 12)	Fiscal 2012 (Feb. 13)
SEARS CANADA INC	$100.00	$105.92	$125.09	$137.66	$81.35	$72.64
S&P/TSX COMPOSITE INDEX	$100.00	$68.37	$89.95	$111.86	$106.51	$112.42

The indicator used by the Corporation to measure its performance was changed from Earnings Per Share (EPS) to EBITDA in the 2007 fiscal year. The Corporation’s compensation philosophy is intended to establish a relationship between executive compensation and corporate results. The total NEO compensation increased during the 2008, 2009, and 2010 fiscal years corresponding to an improvement in the Corporation’s total shareholder return (“TSR”) value. Similarly, the NEO compensation decreased during the 2007 fiscal year and Fiscal 2011 corresponding with the downward trend of the Corporation’s TSR value. The Corporation’s TSR value graphed above reflects two extraordinary cash dividends, each of $3.50 per Share, paid to Shareholders during the 2010 fiscal year and one extraordinary cash dividend, at $1.00 per Share, paid to Shareholders during Fiscal 2012.
Between May 25, 2011 and May 24, 2012, pursuant to its Normal Course Issuer Bid (the “NCIB”) through the facilities of the TSX, the Corporation was permitted to purchase for cancellation up to 5% of its outstanding Shares, representing approximately 5.2 million Shares. The Corporation purchased and cancelled 3,494,333 during the NCIB. See Section 5.9 – “Normal Course Issuer Bid” for further discussion of the NCIB.

3.7        Director Compensation

The Corporation’s director compensation policy was amended during Fiscal 2012 to clarify that only those directors of the Corporation, who are also employees of the Corporation, will not receive compensation as directors (the “Amended Director Compensation Policy”). Additionally, the Amended Director Compensation Policy allows for compensation to be paid to the Chairman of the Board. The Corporation’s compensation philosophy surrounding director compensation is principled on taking a non-risk based approach in order to encourage suitable governance through unbiased decision-making. Director’s compensation will be reviewed by the Governance Committee generally every two to three years. Prior to the Amended Director Compensation Policy, the most recent review of Independent Director compensation was performed during the 2010 fiscal year and resulted in a change to the compensation of the Lead Director.

The Governance Committee may, if appropriate and timely, engage an independent consulting firm to conduct a comprehensive survey of prevailing market trends and practices in director compensation and obtain a report on its findings and recommendations. The Governance Committee may then evaluate the report received and make appropriate recommendations to the Board with respect to the compensation of the directors based on the findings and recommendations of such report. Management of the Corporation may also assist the Governance Committee in determining market trends and practices with respect to director compensation.

3.7.1    Compensation Earned

For Fiscal 2012, the Amended Director Compensation Policy provided for director compensation to be based on the following categories:

Director Compensation Category	Compensation
Chairman of the Board Retainer	$250,000
Annual Retainer	$60,000
Committee Retainer	$5,000
Chair Retainer (HRCC, Governance Committee, Investment Committee)	$5,000
Chair Retainer (Audit Committee)	$15,000
Lead Director Retainer	$25,000
Meeting Fee	$1,500
Travel Fee	$2,000 (1)
Administration Expense Allowance	$500

(1)	Directors receive a travel fee of $2,000 when attending an annual or special meeting of shareholders, board or committee meetings, which require air travel.

3.7.2    Director Compensation Table

The following table provides a summary of compensation paid to the directors of the Corporation in Fiscal 2012.

Name (a)	Fees earned (1) ($) (b)	All other compensation (2) ($) (g)	Total ($) (h)
William C. Crowley	273,811	0	273,811
E. J. Bird (3)	148,270	5,193	153,463
William R. Harker	100,078	0	100,078
R. Raja Khanna	109,500	640	110,140
James McBurney	104,500	6,356	110,856
Deidra C. Merriwether	32,287	0	32,287
Deborah E. Rosati	118,000	1,920	119,920
Donald C. Ross	58,527	1,333	59,860

Notes:

(1)
Includes all fees earned and paid in cash to the directors of the Corporation, including the annual retainers for Board Committee, and chair, meeting fees, travel fees, and annual administration allowance, as well as an additional fee paid to the Chairman of the Board and the Lead Director.

(2)	Includes payment for expenses, such as airfare, accommodation and transportation, incurred by the director in order to attend a Shareholder, Board or Committee meeting.

(3)
Mr. Bird was an Independent Director, Lead Director and Chair of the Audit Committee until his appointment as the Interim Chief Financial Officer on March 12, 2013. As Mr. Bird was not an employee of the Corporation during Fiscal 2012, he was entitled to compensation received as a result of his directorship on the Board.

3.7.3    Equity-Based Compensation Programs

(a)     Directors’ Share Purchase Plan

A Directors' Share Purchase Plan (the "Share Purchase Plan") was established in 1995 to link a portion of the compensation paid to the Independent Directors with the performance of the Corporation and the return to Shareholders. Since the last grant in 2005, the Corporation discontinued the granting of Shares under the Share Purchase Plan.

(b)    Stock Option Plan for Directors

In 1998, the Corporation established the Stock Option Plan for Directors of Sears Canada Inc. (the “Stock Option Plan for Directors”) to provide for the grant of stock options and SARs to the Independent Directors. Following the last grant in 2003, the Corporation discontinued the granting of stock options to the Independent Directors. There are currently no vested or unvested stock options outstanding pursuant to the Stock Option Plan for Directors.

Aggregated Option/SARs Exercises During Fiscal 2012
for Independent Directors

The following table sets forth the number of shares issued and issuable under the Stock Option Plan for Directors for Fiscal 2012.

Stock Option Plan for Directors (for the year ended February 2, 2013)	# of Shares	% of outstanding capital
Shares issued under Plan	0	0.00%
Shares issuable under Plan	250,000	0.24%
Shares issuable under grants made	0	0.00%

The Directors do not hold any stock options.

(c)    Director Share Ownership Policy

Since April 2004, each Independent Director of the Corporation was expected to acquire and own Shares equal in value to five times his or her annual cash retainer within five years of being elected or appointed to the Board. Effective January 1, 2007, and reflective of the fact that Independent Directors must now purchase Shares in the open market rather than be granted Shares by the Corporation, the Share Ownership Policy was amended such that it is suggested that Independent Directors now acquire and hold Shares equal in value to their annual cash retainer (currently $60,000 as of January 1, 2007) within three years of being elected or appointed to the Board.

3.8        Indebtedness of Directors, Executive Officers and Employees

As at March 14, 2013, the aggregate indebtedness of all employees and former employees of the Corporation to the Corporation and its subsidiaries was approximately $12,772 for loans made to employees under the Corporation’s housing relocation assistance program. In January 1997, the Corporation ceased advancing any loans under the housing relocation assistance program. During Fiscal 2012, there was no indebtedness of directors, proposed director nominees or executive officers, or former directors or executive officers of the Corporation to the Corporation or any of its subsidiaries.

4.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director or executive officer of the Corporation, any Proposed Director or Sears Holdings or any of their respective associates or affiliates, has or had any material interest, directly or indirectly, in any transaction or proposed transaction since the commencement of the Corporation’s most recently completed financial year that has materially affected or will materially affect Sears Canada or any of its subsidiaries.

Directors and executive officers are required to disclose to the Corporation any interest he or she has in a material contract or material transaction with the Corporation and complete related party questionnaires on an annual basis. In addition, directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest.

5.    CORPORATE GOVERNANCE

5.1        Overview

The Board believes that strong corporate governance practices are essential to the success of the Corporation, effective corporate performance and the best interests of Shareholders. The Governance Committee oversees corporate governance, on behalf of the Board, including the methods and processes for evaluating Board effectiveness and performance. The Governance Committee is responsible for reviewing the corporate governance guidelines, policies and requirements adopted from time to time by applicable securities regulatory authorities, and guiding the Corporation in its approach and practices with respect to such matters.

5.2    Board of Directors

5.2.1    Composition

The size of the Board has been fixed at eight. Three of the current eight directors, namely, R. Raja Khanna, James McBurney and Deborah E. Rosati, are Independent Directors while the other five, namely, E.J. Bird, William C. Crowley, William R. Harker, Calvin McDonald and Donald C. Ross, are Non-Independent Directors. William C. Crowley, William R. Harker and Donald C. Ross are considered to be Non-Independent Directors as a result of their previous relationship with Sears Holdings, and its affiliated entities. E.J. Bird and Calvin McDonald are considered to be Non-Independent Directors as a result of their relationship with the Corporation. Mr. Crowley is also Chairman of the Board. For other directorships held by the directors, see the table under Section 2.2.2 – “Background Information on Proposed Directors”.

The Board takes various measures to facilitate the exercise of independent judgment by its directors in carrying out their responsibilities, including:

•	The holding of an in camera session following each Board and Committee meeting without management present;

•	The holding of separate meetings of Independent Directors after each regularly scheduled Board and Committee meeting;

•	The appointment of a Lead Director (see Section 5.2.2 - “Chairman of the Board and Lead Director”);

•	Engaging in frequent discussions with the management of the Corporation; and

•	Retaining external advisors.

5.2.2    Chairman of the Board and Lead Director

In view of the fact that Mr. Crowley, Chairman of the Board, is a Non-Independent Director, the Board had appointed E. J. Bird, formerly and prior to his appointment as Interim Chief Financial Officer on March 12, 2013, an Independent Director, to serve as the Lead Director of the Board. The Lead Director serves to provide the Board with an independent perspective pertaining to its oversight activities and enhances the Corporation’s ability to identify and resolve conflicts of interest. In addition, the Lead Director acts as a liaison between the Chairman of the Board and the Independent Directors on sensitive issues and collaborates with the Chairman to provide guidance so as to ensure the Board successfully carries out its duties. As a result of his relationship with the Corporation, Mr. Bird is no longer an Independent Director and the Lead Director.

5.2.3    Meetings of the Independent Directors

Independent Directors meet separately at each regularly scheduled Board or Committee meeting, following an in camera session in which the directors meet without the presence of management. The Independent Directors are also encouraged to meet from time to time as may be necessary. The Board encourages the Independent Directors to engage in open and candid discussion as they see fit.

5.2.4    Attendance at Board and Committee Meetings

The Board has five regularly scheduled meetings each year. Additional meetings of the Board are held as required. Twelve meetings of the Board were held in Fiscal 2012. The Corporation does not have an executive committee of its Board. The number of meetings held by the Committees of the Board in Fiscal 2012 is set out below:

Board Committee	Meetings held in Fiscal 2012
Audit Committee	6
Governance Committee	2
HRCC	3
Investment Committee	4

Directors are expected to maintain a 100% attendance record with respect to all Board and Committee meetings. If a director’s attendance falls below 75% for either a Board or Committee meeting, the director’s attendance record will be reviewed by the Governance Committee. For more detail on the attendance record of the Proposed Directors, please refer to Section 2.2.2 – “Background Information on Proposed Directors”.

5.3    Board Mandate

The mandate of the Board is to oversee the business and affairs of the Corporation and provide guidance and direction to the management of the Corporation in order to attain corporate objectives and maximize shareholder value. The full text of the mandate of the Board can be found at Appendix “A”.

5.4     Position Descriptions

Written position descriptions for the chair of each Board Committee have been developed and are set out in the charters of each Committee. In addition, position descriptions have been developed for the Chairman of the Board and the Chief Executive Officer and are set out in the mandate of the Chairman of the Board and the mandate of the Chief Executive Officer, respectively, which are available on www.sears.ca.

5.5    Orientation and Continuing Education

Management provides an orientation and ongoing education program for directors during which information regarding the role of the Board, its Committees and directors is provided. The directors receive updates on emerging trends in business and corporate governance. The Corporation periodically reviews its orientation and education program to enhance its currency and effectiveness. On an annual basis, the Corporation hosts a special session with the directors to have an in-depth discussion regarding the Corporation’s strategic plan. The most recent strategic session was held in July 2012, which included a review of the Corporation’s transformation plan within its various business channels. Regular updates are provided to the directors on the operation of the Corporation and its strategic business plan in addition to industry-related information on business developments and the competitive landscape.

5.6    Ethical Business Conduct

Honesty and integrity are essential to good corporate governance and, to that end, the Corporation has adopted a Code of Business Conduct (the “Code of Conduct”) and the Code of Conduct for the Board of Directors of the Corporation (“Directors Code of Conduct”).

The Code of Conduct applies to every executive officer and employee. It provides guidelines and sets out expectations regarding interactions with customers, investors, governmental authorities and suppliers of merchandise and services, and among employees. The Code of Conduct also sets out the ethical values and standards of behaviour that apply to all of the Corporation’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records, and compliance with the laws of all jurisdictions in which the Corporation conducts business.

Management reports regularly to the Audit Committee on compliance with the Code of Conduct. Executive officers and employees are required to acknowledge annually, in writing, their understanding of, and compliance with, the Code of Conduct.

The directors are expected to abide by the Director Code of Conduct, which sets forth the general expectations of the Corporation for its Board of Directors, and describes standards of ethical behavior that each director is expected to uphold. In addition to the Director Code of Conduct, a culture of ethical business conduct among directors is promoted by the mandate of the Board. The mandate of the Board requires that directors observe two standards of conduct: a fiduciary standard which requires directors to act honestly and in good faith with a view to the best interests of the Corporation, and a performance related standard which requires directors to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The mandate of the Board also requires that the Board satisfy itself that the Chief Executive Officer and other senior management personally exhibit and create a culture of integrity throughout the Corporation. The full text of the mandate of the Board can be found at Appendix “A”. The CBCA establishes similar standards of conduct for directors.

As required under the CBCA, directors and executive officers are also required to disclose to the Corporation any interest that he or she has in a material contract or a material transaction, or by requesting to have it entered in the minutes of meetings of directors in writing. A director in a conflict of interest may not, subject to certain exceptions under the CBCA, vote on a matter in respect of which a director has an interest. It is the Board’s practice that directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest. In addition, the mandate of the Lead Director requires the Lead Director to review conflict of interest issues with respect to the Board as they arise.

The Corporation’s Disclosure, Confidentiality and Insider Trading Policy is also applicable to directors, executive officers and employees. See Section 5.7 – “Disclosure, Confidentiality and Insider Trading Policy”.

The Corporation has established the Sears Canada Ethics Hotline which provides a confidential and anonymous communication channel for employees and other stakeholders to report suspected breaches of the Code of Conduct, Director Code of Conduct, concerns regarding business ethics related to the Corporation, and accounting, internal accounting controls, and auditing matters.

The Code of Conduct, Director Code of Conduct, mandate of the Board, mandate of the Lead Director and information pertaining to the Sears Canada Ethics Hotline can be found on the Corporation’s website at www.sears.ca or by contacting the Corporation’s Corporate Communications Department at (416) 941-4428.

5.7    Disclosure, Confidentiality and Insider Trading Policy

The Corporation has adopted a Disclosure, Confidentiality and Insider Trading Policy (the "Disclosure Policy") which reflects its commitment to providing timely and accurate disclosure of corporate information to the capital markets, including its Shareholders, and to the general public. The Disclosure Policy provides direction and guidance to directors, executive officers and employees regarding confidentiality and disclosure of corporate information, insider trading obligations and sanctions for non-compliance. The Disclosure Policy requires prompt general disclosure of any material information. It also sets out the procedures to be followed in communicating with investors, analysts and the media. A Disclosure Policy committee, comprised of senior management representatives, which meets on an ad hoc basis, has been established by the Corporation to administer the Disclosure Policy.

5.8	Board Committees

The Board has four Committees: the Audit Committee, the HRCC, the Governance Committee and the Investment Committee. Each Committee has a written charter and has the authority to engage, independent from management and at the expense of the Corporation, external advisors, including legal counsel and other expert advisors, as it deems appropriate, to assist it in the performance of its duties. The members of each Committee are designated in the table set out under Section 2.2.2 – “Background Information on Proposed Directors”.

For a discussion regarding the assessment of the Board, its Committees and each director, see Section 5.8.3 – “Governance Committee”.

5.8.1    Audit Committee

During Fiscal 2012, the Audit Committee was comprised of four Independent Directors. As of the date hereof, the Audit Committee is comprised of three Independent Directors, being R. Raja Khanna, James McBurney and Deborah E. Rosati, all of whom are Independent Directors and financially literate. The purpose of the Audit Committee is to assist the Board in its oversight of:

•	The integrity of the Corporation’s financial reporting;

•	The independence, qualifications, appointment and performance of the Corporation’s external auditors;

•	The mandate and performance of the Corporation’s internal audit department according to the Internal Audit Department Charter, which was implemented in 2009;

•	The operation of the Sears Canada Ethics Hotline;

•	The functioning of the Corporation’s risk oversight subcommittee (“ROC”) and its processes; and

•	Management’s responsibility for reporting on internal controls.

The Audit Committee meets approximately five times a year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Audit Committee also meets in camera with its external auditors and the Independent Directors also meet separately after each regularly scheduled meeting.

The ROC is responsible for identifying, assessing and monitoring the principal risks of the Corporation and ensuring that management has a structured process in place for managing, mitigating and controlling those risks as set out in its charter. The ROC reports directly to the Audit Committee on a quarterly basis. The ROC meets at least four times a year and the Senior Vice-President and Chief Financial Officer serves as chair for these meetings. The ROC has the authority to engage external experts, if necessary.

For more information on the background of the Audit Committee members and their duties and responsibilities, see Section 13 – “Audit Committee Information” of the Corporation’s 2013 Annual Information Form (“AIF”) and the Audit Committee Charter attached as Appendix “B” to the AIF, which is available on SEDAR at www.sedar.com and the SEC website at www.sec.gov.

5.8.2    Human Resources and Compensation Committee
As of the date hereof, the membership of the HRCC was comprised of one Independent Director, being Deborah E. Rosati and three Non-Independent Directors, being William C. Crowley, William R. Harker and Donald C. Ross.

The Board believes that the composition of the HRCC reflects a high level of “compensation” literacy. Each member brings their own individual expertise to the Committee, including financial, human resources, investment and retail knowledge, and is able to utilize that knowledge to assess and implement the compensation policies and practices of the Company. Two of the Committee members have held senior positions with Sears Holdings for several years, one of which was responsible for the Human Resources department of Sears Holdings. In addition, the Chair of the Committee has held this position since 2007 and is well versed in the compensation policies of the Corporation.

The Board delegates the responsibility of determining the compensation of the officers to the HRCC. To ensure that an objective process is established and followed for determining executive compensation, the HRCC (i) engages independent external advisors, when necessary, and (ii) considers market-competitive and industry-specific compensation practices.

The purpose of the HRCC is to assist the Board in its oversight responsibilities relating to:

•
The development of the Corporation’s overall human resources strategy for fair and competitive compensation of all Officers, Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents of the Corporation (the “Senior Leadership Team”) in support of the achievement of the Corporation’s business strategy, as well as the development of other significant compensation programs for the benefit of all employees;

•	Reporting to Shareholders on executive compensation in the Corporation’s public disclosure documents;

•	The development of the Chief Executive Officer’s goals and objectives and the evaluation of his or her performance against these goals; and

•	The succession plan for, and the compensation of, the Senior Leadership Team.

The responsibilities of the HRCC include the following:

•
Approve the Corporation’s executive compensation and human resources strategy to ensure it is aligned with the goals and objectives of the Corporation, assess the competitiveness and appropriateness of the Corporation’s policies and internal equity relating to the Senior Leadership Team’s compensation and assess whether the Corporation’s compensation programs provide an appropriate balance of risk and reward in relation to the Corporation’s overall business strategy;

•
Review and approve, at least annually, the design of the Corporation’s executive compensation policies and practices, the Senior Leadership Team base salaries, based on market competitiveness and level of responsibility to the Corporation, and all associate-related annual and long-term incentive plans together with performance targets in support of the Corporation’s business strategy, achievement of performance goals at the end of each plan cycle, and any payments pursuant to such annual and long-term incentive plans to the Senior Leadership Team and, in summary form, to other eligible plan participants;

•	Review and approve any proposed major changes to the Corporation’s benefit plans, including retirement plans and other associate programs;

•
Review, at least annually, all compensation of the Senior Leadership Team, as well as from any third party with which the Corporation has an arrangement involving the compensation of an Executive Vice-President or Senior Vice-President;

•	Establish performance targets and corporate goals and objectives relevant to the Chief Executive Officer’s compensation and evaluate the Chief Executive Officer’s performance in light of such targets;

•	Determine and recommend annually the Chief Executive Officer’s compensation based on the HRCC’s evaluation of the Chief Executive Officer’s performance;

•
Consider and recommend for approval by the Board, any employment agreements relating to the Chief Executive Officer and approve any employment agreements relating to Executive Vice-Presidents and Senior Vice-Presidents who are Officers of the Corporation, and report its conclusions to the Board;

•	Make recommendations on the proposed appointment of Executive Vice-Presidents and Senior Vice-Presidents to become Officers of the Corporation;

•	Review the annual performance assessments and succession plans for the Officers and the direct reports to the Chief Executive Officer;

•
Review the executive organizational structure and succession plans for the Senior Leadership Team, only the Board may approve the succession plan for the CEO and appoint Executive Vice-Presidents and Senior Vice-Presidents; and

•	Review and approve the Committee’s executive compensation report in the annual management proxy circular.
The HRCC considers the implications of risks including reviewing program design and financial liability of all existing plans at least annually. The HRCC also approves the introduction of all new annual plans and proposed design changes, as recommended by the Corporation, after assessing the risk and financial liability of each program to the Corporation and the competitive position in the market. Decisions are approved on the basis of pay-for-performance without exposing the Corporation to inappropriate risk. Where such potential exists to influence the behaviour of an NEO, appropriate action is taken to discourage such behaviour.

The HRCC meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management.

5.8.3    Governance Committee

As of the date hereof, the Governance Committee was comprised of three Independent Directors, being R. Raja Khanna, James McBurney and Deborah E. Rosati and one Non-Independent Director, being Donald C. Ross.

The purpose of the Governance Committee is to assist the Board to:

•	Develop, implement and oversee compliance with the Board’s corporate governance policies, practices and procedures;

•	Identify candidates to be nominated for election or appointment to the Board;

•	Determine the compensation of the directors, who are not also employees of the Corporation, for their service to the Board and its committees; and

•	Assess the performance and effectiveness of the Board and its Committees.

The responsibilities of the Governance Committee include the following:

•	Review the size and composition of the Board;

•	Develop a policy setting out the appropriate criteria for the selection of directors;

•	Identify, consider and recommend qualified candidates to be nominated for election or appointment to the Board;

•	If appropriate, engage an independent consulting firm to assist in identifying qualified candidates;

•	Review directors’ compensation and recommend appropriate changes;

•
Conduct a board effectiveness survey, which also includes a director evaluation component and director peer review to evaluate the performance and effectiveness of the Board and the Chairman of the Board, the Board’s Committees and their respective chairs and each director by way of peer review;

•	Review the adequacy of the orientation and education program for new directors and the ongoing educational presentations to incumbent directors;

•	Review the corporate governance statements in the Corporation’s management proxy circular; and

•	Assess Shareholder proposals and make appropriate recommendations to the Board with respect thereto.

In connection with its responsibility for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors, the Governance Committee has developed a policy which sets out the appropriate criteria for the selection of directors (the “Director Selection Policy”). Pursuant to the Director Selection Policy, when there is a vacancy on the Board, the Chair of the Governance Committee, in consultation with other Governance Committee members, prepares a skills profile for that position consistent with the selection criteria contained in the Director Selection Policy. As well, the Governance Committee requires that prospective nominees fully understand the role of the Board and its committees, and the contribution that individual directors are expected to make including, in particular, the commitment of time and energy.

In pursuance of its responsibility regarding assessments of Board effectiveness, the Governance Committee conducts a board effectiveness survey and director peer review survey (the “Surveys”) every two years. The Surveys are prepared by the Corporation and administered by the legal department. The Corporation may obtain assistance from external advisors with respect to the preparation of the Surveys, as necessary. The results are reported and reviewed by the Chair of the Governance Committee who reports the results to the Board for discussion. The last Board effectiveness survey was conducted in Fiscal 2012.

The Governance Committee meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Independent Directors also meet separately after each regularly scheduled meeting.

5.8.4    Investment Committee

As at the date hereof, the membership of the Investment Committee of the Board was comprised of three Non-Independent Directors, being E.J. Bird, William C. Crowley and William R. Harker.

The purpose of the Investment Committee is to assist the Board in its oversight responsibilities relating to the investment of the funds established pursuant to the Corporation’s pension and benefit plans. The Investment Committee is responsible for the establishment of strategy and policies and for the selection and appointment of external investment managers.

The Investment Committee meets at least four times per year and holds an in camera session after each regularly scheduled meeting without the presence of management.

5.9    Normal Course Issuer Bid

Between May 25, 2011 and May 24, 2012, and pursuant to its NCIB through the facilities of the TSX, the Corporation was permitted to purchase for cancellation up to 5% of its issued and outstanding Shares, representing approximately 5.2 million Shares. The Corporation did not renew the NCIB subsequent to May 24, 2012. From time to time, when the Corporation did not possess material undisclosed information about itself or its securities, it entered into a pre-defined plan with a designated broker to allow for the repurchase of Shares at times when the Corporation ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Corporation’s designated broker would have been adopted in accordance with the requirements of applicable Canadian securities laws.

5.10     Directors’ and Officers’ Liability Insurance

The Corporation has entered into an indemnification agreement with each of the directors and officers of the Corporation. Pursuant to an undertaking by Sears Holdings, which forms part of the indemnification agreement, Sears Holdings maintains a directors’ and officers’ liability insurance policy for the directors and officers of the Corporation to the same extent that directors and officers and former directors and officers of Sears Holdings have the benefit of such insurance. The coverage applies so long as Sears Holdings owns more than 50% of the Shares of the Corporation. The policy applies where the Corporation is not able to indemnify its directors and/or officers. Pursuant to the policy, the Corporation is required to indemnify its directors and officers to the fullest extent permitted by law. The coverage limit is U.S. $150 million. The premium for the policy is paid by Sears Holdings. Neither the Corporation nor any of its directors or officers are required to reimburse Sears Holdings for any portion of the premium expense incurred by Sears Holdings. There is no deductible for this coverage.

6.    ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its audited comparative consolidated financial statements and Management’s Discussion and Analysis for Fiscal 2012. Copies of these documents, the Circular, the Annual Information Form dated March 14, 2013 and additional information relating to the Corporation are available on SEDAR at www.sedar.com and the SEC website at www.sec.gov, or may be obtained upon request from the Office of the Secretary at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 (fax: (416) 941-2321 or by telephone at (416) 941-4428), without charge to the Shareholders.

7.    DIRECTORS' APPROVAL

The contents and the sending of the Circular have been approved by the Board of the Corporation.

Toronto, Ontario March 14, 2013	Franco Perugini Associate General Counsel and Corporate Secretary

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS
SEARS CANADA INC.
(as of August 2008)

The Board of Directors is responsible for overseeing the management of the business and the affairs of the Corporation and providing guidance and direction to the management of the Corporation in order to attain corporate objectives and to maximize shareholder value. Directors must, individually, in connection with the powers and duties of their office, act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the objectives of the Board include:

(a)
adopting a strategic planning process and approving a comprehensive strategic plan which takes into account the opportunities and risks of the business, and monitoring management's success in implementing the strategy;

(b)    assessing and monitoring operational performance against the business plan;

(c)
adopting a risk management process to identify the principal risks of all aspects of the business of the Corporation and ensuring that there are appropriate systems in place which effectively monitor and manage these risks;

(d)
appointing of Officers, assessing the performance of the Chief Executive Officer and ensuring that programs are in place for training and assessing Officers and for an orderly succession process for Officers;

(e)
a leadership role in the development of reviewing and approving an effective two-way communication policy for the Corporation which requires that all inquiries from shareholders, other stakeholders and the public generally receive a prompt response from the Corporate Communications Department, the Office of the Secretary or another appropriate Officer of the Corporation;

(f)	developing the Corporation’s approach to corporate governance;

(g)	effecting the Corporation’s expectation that directors attend all requisite board and committee meetings and review meeting materials in advance of such meetings;

(h)	assessing the integrity of the Corporation's internal control and management information systems;

(i)	satisfying itself, that the Chief Executive Officer and other senior management personally exhibit and create a culture of integrity throughout the Corporation; and

(j)	appointing the appropriate Committees and delegating to them certain responsibilities to assist the Board of Directors in giving effect to the foregoing.